UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V.

(PACIFIC AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B

Torre Pacifico, Piso 6

Col. Rinconada del Bosque

44530 Guadalajara, Jalisco, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is derived from our audited financial statements. This discussion does not include all of the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations.

Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 22 to our audited financial statements for the years ended December 31, 2005, 2004 and 2003 for a) a summary of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us; b) a reconciliation to U.S. GAAP of net income and stockholders’ equity; and c) condensed financial statements under U.S. GAAP and additional U.S. GAAP disclosure information.

Our audited financial statements and all other financial information contained herein with respect to the years ended December 31, 2005, 2004 and 2003 are accordingly presented in constant pesos with purchasing power as of December 31, 2005, unless otherwise noted.

We operate 12 airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 82.4% and 81.5% of our total revenues in 2004 and in 2005, respectively, were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

We also derive revenue from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at our airports such as the leasing of space to restaurants and retailers. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports. While we believe aeronautical revenues will continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues.

Passenger and Cargo Volumes

The majority of the passenger traffic volume in our airports is made up of domestic passengers. In 2003, 2004 and 2005, for example, approximately 67.9%, 65.2% and 60.2%, respectively, of the terminal passengers using our airports were domestic. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volume for the years indicated.

	Year ended December 31,
	2005	2004	2003
Change in Mexican gross domestic product(1)	3.0%	4.4%	1.3%
Mexican Consumer Price Index(2)	3.3%	5.2%	4.0%

Domestic terminal passengers(3)	11,524.5	11,413.6	11,169.7
International terminal passengers(3)	7,610.7	6,102.6	5,274.6
Total terminal passengers(3)	19,135.2	17,516.2	16,444.3
Cargo(3)	1,444.9	1,450.0	1,344.7
Total workload units(3)	20,580.1	18,966.2	17,789.0
Change in total terminal passengers(4)	9.2%	6.5%
Change in workload units(4)	8.5%	6.6%

Aeronautical revenue(5)	Ps. 2,112.9	Ps. 1,865.4	Ps. 1,685.5
Change in aeronautical revenue	13.3%	10.7%
Aeronautical revenue per workload unit	Ps. 102.7	Ps. 98.4	Ps. 94.8
Change in aeronautical revenue per workload unit(3)	4.4%	3.8%

Non-aeronautical revenue(5)	Ps. 478.4	Ps. 397.9	Ps. 298.5
Change in non-aeronautical revenue(4)	20.2%	33.3%
Non-aeronautical revenue per terminal passenger	Ps. 25.0	Ps. 22.7	Ps. 18.2
Change in non-aeronautical revenue per terminal passenger(4)	10.1%	25.1%

(1)	In real terms, as reported by the Mexican Central Bank.
(2)	As reported by the Mexican Central Bank.
(3)	In thousands. One cargo unit is equivalent to 100 kilograms (220 pounds) of cargo. Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	In each case, as compared to previous year.
(5)	In millions of constant pesos.

In 2005, we had 19.1 million terminal passengers (11.5 million domestic and 7.6 million international), of which 0.1 million were on general aviation flights, and an additional 1.1 million transit passengers. During 2004, we had 17.5 million terminal passengers (11.4 million domestic and 6.1 million international), of which 0.1 million were on general aviation flights, and an additional 1.3 million transit passengers. Approximately half of our transit passengers (approximately 0.5 million in 2005 and 0.7 million in 2004) are handled at our Guadalajara International Airport.

Classification of Revenues

We classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Historically, a substantial majority of our revenues have been derived from aeronautical services. For example, in 2003, 2004 and 2005, 85.0%, 82.4% and 81.5%, respectively, of our revenues were derived from aeronautical services and the remainder of our revenues were derived from non-aeronautical services.

Our revenues from aeronautical services are subject to price regulation under the applicable maximum rate at each of our airports, and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space in our airports to airlines (other than first class/VIP lounges and other similar non-essential activities), complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

Our revenue from non-aeronautical services is not subject to price regulation under our maximum rates and generally includes revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers and retail and duty free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and timeshare companies.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Business—Our Sources of Revenue” in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov.

Aeronautical Revenue

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See “Regulatory Framework— Aeronautical Services Regulation” in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov. for a description of our maximum rates and the rate setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2009.

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenue:
Passenger charges	Ps.1,695.3	80.2%	Ps.1,468.1	78.7%	Ps.1,242.9	73.7%
Landing charges	130.5	6.2%	122.8	6.6%	136.9	8.1%
Aircraft parking charges	111.1	5.3%	104.9	5.6%	142.6	8.5%
Airport security charges	29.4	1.4%	25.7	1.4%	24.2	1.4%
Passenger walkway charges	22.8	1.1%	22.2	1.2%	23.9	1.4%
Leasing of space to airlines	83.8	4.0%	85.1	4.6%	71.1	4.2%
Revenues from complementary service providers(1)	39.9	1.8%	36.7	2.0%	43.9	2.6%

Total Aeronautical Revenue	Ps.2,112.9	100.0%	Ps.1,865.4	100.0%	Ps.1,685.5	100.0%

Other Information:
Total workload units(2)	20.6		19.0		17.8
Total aeronautical revenue per workload unit	Ps. 102.7		Ps. 98.4		Ps. 94.8
Change in aeronautical revenue		13.3%		10.7%
Change in total aeronautical revenues per workload unit(3)		4.4%		3.8%

(1)	Revenues from complementary service providers consist of access and other fees charged to third parties providing handling, catering and other services at our airports.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	In each case, as compared to previous year.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, capital expenditures estimated under our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers are scheduled to expire at year-end 2006. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in any future agreements. In 2003, 2004 and 2005, passenger charges represented 73.7%, 78.7% and 80.2%, respectively, of our aeronautical services revenues and 62.7%, 64.9% and 65.4%, respectively, of our total revenues.

Historically, we have set the prices we charge for regulated services at each airport in order to come as close as possible to the maximum rates we are allowed to charge for that airport in any given year, and we expect to continue to pursue this pricing strategy in the future. In December 2004, the Ministry of Communications and Transportation established new maximum rates applicable to our airports for the period from January 1, 2005 through December 31, 2009 that are higher than the maximum rates that were applicable to our airports for the past five-year period. There can be no assurance that we will be able to collect virtually all of the revenue we are entitled to earn from services subject to price regulation in the future. For a discussion of risks relating to our ability to set specific prices, see “Risk Factors—Risks Related to Our Operations. The principal domestic airlines operating at our airports have in the past refused to pay certain increases in our specific prices for aeronautical services and could refuse to pay additional increases in the future.” in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov.

In prior years, in order to ensure our compliance with the maximum rate at a particular airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. In the future, we intend to continue to adjust our rates in the latter part of each year to ensure compliance with our maximum rates.

Revenues from passenger charges have fluctuated in recent periods at our Tijuana International Airport and our Mexicali International Airport, as more passengers have been traveling to the United States via alternative airports, such as our Guadalajara, Bajio and Aguascalientes International Airports. During 2005, passengers paying passenger charges at our Mexicali International Airport declined by 1.3%, as compared to 2004. Passenger traffic volumes at both our Tijuana International Airport and our Mexicali International Airport principally reflect border-crossing volumes near each of these airports. Many of the passengers using our Tijuana International Airport and our Mexicali International Airport are traveling to and from the United States, and delays at the San Diego/Tijuana or the Calexico/Mexicali border crossing have caused travelers to use other routes to enter and leave the United States. We believe many travelers have elected to take direct flights to or from the United States from our Aguascalientes, Bajio and Guadalajara International Airports.

The following table sets forth the number of passengers paying passenger charges for the years indicated. We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

Passengers Paying Passenger Charges

Airport	Year ended December 31,
	2005	% change 05/04	2004	% change 04/03	2003
	(in thousands, except percentages)
Guadalajara	2,682.3	5.1%	2,551.4	4.8%	2,433.6
Tijuana	1,539.7	2.2	1,507.1	(1.3)	1,527.7
Puerto Vallarta	1,351.1	21.1	1,115.7	11.1	1,003.9
Los Cabos	1,218.3	35.0	902.2	14.8	785.6
Hermosillo	416.4	8.5	383.7	14.7	334.6
Bajio	541.9	7.0	506.5	4.1	486.6
Morelia	329.6	8.6	303.5	14.8	264.4
La Paz	214.2	0.4	213.3	5.2	202.8
Aguascalientes	169.2	2.8	174.0	0.1	173.9
Mexicali	209.4	1.3	212.1	11.6	189.9
Los Mochis	87.7	9.3	96.7	(2.2)	98.8
Manzanillo	116.2	25.9	92.3	5.1	87.8

Total	8,876.0	10.1%	8,058.4	6.2%	7,589.7

Non-aeronautical Revenue

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. However, the contribution to our total revenues from non-aeronautical services has increased recently, from 15.0% in 2003 to 18.5% in 2005, reflecting our business strategy of developing our commercial activities. During this period, our non-aeronautical revenue per terminal passenger increased from Ps. 18.2 in 2003 to Ps. 25.0 in 2005 (or to Ps. 23.8 in 2005, excluding a one-time fee paid by one of the time-share marketing and sales operators at our Los Cabos International Airport). Our revenues from non-aeronautical services are principally derived from commercial activities. None of our revenues from non-aeronautical services are subject to price regulation under our dual-till price regulation system.

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and passenger data)
Non-aeronautical Services:
Commercial Activities:
Car parking charges	Ps. 98.7	20.6%	Ps. 90.1	22.6%	Ps. 69.3	23.2%
Leasing of space(1)	69.6	14.5	76.5	19.2	52.3	17.5
Car rentals	45.1	9.4	37.4	9.4	29.8	10.0
Food and beverage operations	40.7	8.5	33.1	8.3	25.9	8.7
Retail operations	45.9	9.6	32.1	8.1	16.5	5.5
Duty free operations	42.5	8.9	29.9	7.5	17.1	5.7
Advertising	24.6	5.1	22.9	5.7	21.4	7.2
Communications	10.2	2.1	9.1	2.3	8.2	2.8
Financial services	5.9	1.2	5.0	1.3	4.2	1.4
Time sharing	49.1	10.3	24.1	6.1	17.5	5.8
Other	25.5	5.3	20.0	5.0	19.8	6.6
Total commercial activities	457.8	95.7	380.2	95.6	282.0	94.4
Recovery of costs(2)	20.6	4.3	17.7	4.4	16.5	5.6

Total Non-aeronautical Revenue	Ps.478.4	100.0%	Ps.397.9	100.0%	Ps.298.5	100.0%

Other Information:
Total terminal passengers(3)	19.1		17.5		16.4
Non-aeronautical revenue per terminal passenger	Ps. 25.0		Ps. 22.7		Ps. 18.2
Change in non-aeronautical revenue per terminal passenger		10.1%		25.1%
Car parking charges per terminal passenger	Ps. 5.2		Ps. 5.1		Ps. 4.2
Change in car parking charges per terminal passenger(4)		2.0%		21.9%

(1)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)	Recovery of costs consists of utility and maintenance charges that are transferred to airlines and other tenants in our airports.
(3)	In millions.
(4)	In each case, as compared to previous year.

The majority of our non-aeronautical revenue is derived from commercial activities such as car parking, leasing of space in our airports to airlines and complementary service providers (for first class/ VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as car rental agencies, food and beverage providers and retail and duty free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and timeshare companies.

Leading privatized airports typically generate a greater portion of their revenues from commercial activities than we currently do. We estimate that, prior to 2003, revenues from commercial activities in our airports generally accounted for less than 15% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for up to 40% or more of the consolidated revenues of many leading privatized airports. In recent years, non-aeronautical revenues per terminal passenger have increased (from Ps. 18.2 in 2003 to Ps. 25.0 in 2005, or to Ps. 23.8 in 2005, excluding a one-time fee paid by one of the time-share marketing and sales operators at our Los Cabos International Airport), while our cost of services per workload unit has remained relatively stable (Ps. 32.6 in 2003 as compared to Ps. 31.6 in 2005), resulting in non-aeronautical services contributing increasingly to our results of operations. As the primary focus of our business strategy since we assumed control of our airports, we have made it a priority to increase our revenues from commercial activities in our airports, from a combination of the following:

•	Expanding the space available in our airport terminals allocated to commercial activities. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses, as well as to redirect the flow of passengers through our airports to increase their exposure to commercial businesses operating at our airports.

•	Renegotiating agreements with terminal tenants to be more consistent with market practice. We have also begun to improve our lease arrangements with existing tenants by adopting a new type of contract that provides for royalty payments based on a percentage of revenues, subject to a minimum fixed amount, which has replaced the substantial majority of our square-footage-based leases suitable for conversion to royalty-based leases. We estimate such suitable leases represent approximately 88% of our current commercial revenue.

•	Recovering the rights to several retail and car parking businesses at our airports previously operated by third parties. In recent years we have recovered, by compensating leaseholders for early termination of their leases, several significant long-term leases previously held by third parties who managed our car parking and commercial areas and received all revenues from the operations in those areas. We now manage several of those areas directly and have thereby increased our revenues from commercial activities. The most significant of these long-term lease recoveries are the following:

•	On June 1, 2000, we recovered the right to operate a substantial part of the commercial space in the charter terminal and the entire FBO terminal at Los Cabos International Airport for U.S.$35.5 million (including certain related assets).

•	Effective November 12, 2002, we recovered the right to operate the most lucrative commercial space in the departure area in the terminal at Tijuana International Airport for U.S.$1.5 million.

•	On May 31, 2004, we recovered the right to operate all of the most lucrative commercial space in the terminal at our Puerto Vallarta International Airport for U.S.$26.6 million.

•	On May 31, 2004, we also recovered the right to operate the most lucrative commercial space in the departure area and the area connecting the terminal to the hotel at Guadalajara International Airport for U.S.$7.8 million.

•	Improving the quality of commercial business in our airports. A handful of commercial tenants currently operating in our terminals consist of small local businesses offering goods and services of limited variety and for which demand is relatively low. We plan to lease space currently occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses in order to improve the quality of commercial goods and services available to our passengers. We have recently leased commercial space to internationally recognized businesses such as Burger King, Starbucks, Chili’s, Carl’s Jr., Duty-free and Dufry. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.

For a description of these recent acquisitions, see “Business—Our Sources of Revenues— Non-aeronautical Services—Revenue from Commercial Activities—Recent Expansion and Development of Commercial in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov.

Following the recovery of the long-term leases described above, the only commercial areas at our airports not operated directly by us are the car parking facility at our Tijuana International Airport and the hotel of our Guadalajara International Airport.

We expect the future growth rate of our non-aeronautical revenue to exceed the growth rate of our aeronautical revenues as we continue to implement our business strategy. Among the steps we anticipate will contribute to our future growth in non-aeronautical revenues are: (a) the addition of 3,500 square meters of commercial space in our airports in 2006; (b) amending additional lease agreements at our airports to include royalty payments based on a percentage of the tenant’s sales, rather than a fixed cost; and (c) improving the mix of retailers operating at our airports.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2005		2004		2003
	Amount	% change	Amount	% change	Amount
	(millions of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	Ps. 285.8	3.6%	Ps.275.8	3.6%	Ps.266.3
Maintenance	121.9	16.3	104.8	7.2	97.7
Safety, security and insurance	85.1	(2.0)	86.8	10.0	78.9
Utilities	67.0	4.9	63.9	15.7	55.2
Other	91.0	(8.0)	98.9	20.5	82.1

Total cost of services	650.8	3.3	630.2	8.6	580.2
Technical assistance fees	92.4	18.3	78.1	17.0	66.7
Government concession fees	128.7	14.5	112.4	14.2	98.4
Depreciation and amortization:
Depreciation(1)	105.4	7.8	97.8	26.6	77.3
Amortization(2)	511.7	7.6	475.3	3.6	459.0
Total depreciation and amortization	617.1	7.7	573.1	6.9	536.3

Total operating costs	Ps.1,489.0	6.8	Ps.1,393.8	8.8%	Ps.1,281.6

Other Information:
Total workload units(3)	20,580.1	8.5%	18,966.2	6.6%	17,789.0
Cost of services per workload unit	Ps. 31.6	(4.8)%	Ps. 33.2	1.9%	Ps. 32.6

Cost of services margin(4)	25.1%		27.8%		29.2%

(1)	Reflects depreciation of fixed assets.
(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).
(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses. Our cost of services per workload unit decreased from Ps. 32.6 in 2003 to Ps. 31.6 in 2005. The stability in cost of services per workload unit, together with increases in revenue in recent years, have increased our operating margins (defined as income from operations divided by total revenue) from 35.4% in 2003 to 42.5% in 2005.

Technical Assistance Fee and Government Concession Fee

Under the technical assistance agreement, AMP provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov. The technical assistance fee for each of 2000 and 2001 was fixed at U.S.$7.0 million (adjusted annually for U.S. inflation since August 25, 2000). Subsequent to January 1, 2002, the fee is equal to the greater of U.S. $4.0 million (adjusted annually for U.S. inflation since August 25, 2000) and 5% of our annual consolidated operating income (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with Mexican GAAP).

Beginning November 1, 1998, we became subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession fee to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession.

Depreciation and Amortization

Our depreciation and amortization expenses reflect primarily the amortization of our investment in our 12 concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs. Beginning in October 2004, we changed the amortization rates applicable to our concessions. The effect of this change resulted in an increase of Ps. 10.6 million of amortization expense for the year ended December 31, 2004, and an increase Ps. 32.0 million for the year ended December 31, 2005.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than consolidated) basis. Mexican companies are generally required to pay the greater of their income tax liability (determined at a rate of 34% for 2003, 33% for 2004, 30% for 2005, 29% for 2006 and 28% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets including, in our case, our concessions, less the average tax value of certain liabilities). If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In addition, any required payment of asset tax is creditable against the excess of income tax over asset tax of the following ten years. Mexican companies are exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998). Accordingly, we were exempt from the asset tax until December 31, 2001.

In 2003, 2004 and 2005, we paid an aggregate of Ps. 209.3 million, Ps. 157.6 million and Ps. 147.2 million, respectively in asset taxes. We recorded a deferred tax asset of Ps. 62.9 million, Ps. 34.8 million and Ps. 61.2 million in 2003, 2004 and 2005, respectively, while we provided for a valuation allowance of Ps. 146.3 million, Ps. 122.7 million and Ps. 86.0 million in 2003, 2004 and 2005, respectively, on our income statement, representing those amounts which we do not expect to recover.

We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Mexican tax law allows Mexican companies utilizing tax amortization rates that are lower than the maximum allowable rates to modify their tax amortization rates every five years, without exceeding the maximum allowable rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes. Beginning in January 2005, after the expiration of the five-year period and in order to optimize our effective tax rate and our long-term financial position, we elected to increase the tax amortization rates on our airport concessions and rights to use airport facilities at six of our twelve airports. As a result of the change in tax amortization rates and the increase in pre-tax income attributable to our recovery of commercial space at our Puerto Vallarta International Airport, in 2005 we reversed Ps. 37.7 million in valuation allowance charges and recorded a corresponding increase in our deferred tax asset.

Our effective tax rate in 2003, 2004 and 2005 was 56%, 56% and 41%, respectively. Our relatively high effective tax rate historically has been the result of the valuation allowance we recorded against asset tax amounts that we did not expect to recover. In 2005, our effective tax rate declined, reflecting an increase in our pre-tax income that was not matched by a proportionate increase in our tax provision, which was principally composed of asset tax liability (rather than income tax liability). This valuation allowance for recoverable tax on assets is estimated using factors such as historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to adjust our valuation allowance for recoverable tax on assets, resulting in additional income tax expense.

On January 1, 1999, we became subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law. Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Effects of Devaluation and Inflation

The following table sets forth, for the years indicated:

•	the percentage that the Mexican peso devalued or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2005	2004	2003
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(4.5)%	0.2%	8.1%
Mexican inflation rate(2)	3.3%	5.2%	4.0%
U.S. inflation rate(3)	3.4%	3.3%	1.9%
Increase in Mexican gross domestic product(4)	3.0%	4.4%	1.3%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, or the Mexican Central Bank, at the end of each period, which were as follows: Ps. 11.1998 per U.S. dollar as of December 31, 2003, Ps. 11.2183 per U.S. dollar as of December 31, 2004 and Ps. 10.7109 per U.S. dollar as of December 31, 2005.
(2)	Based on changes in the Mexican Consumer Price Index from the previous period, as reported by the Mexican Central Bank. The Mexican Consumer Price Index at period end was 106.996 in 2003, 112.554 in 2004, and 116.301 in 2005.
(3)	As reported by the U.S. Department of Labor, Bureau of Labor Statistics.
(4)	In real terms, as reported by the Mexican Central Bank.

Due to the relatively low rate of inflation in Mexico in recent years, inflation has not had a material impact on our revenues or results of operations during the past three years. However, the general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, the following:

•	Depreciation and amortization expense. We restate our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars (although invoiced and paid in pesos), while passenger charges for domestic passengers are denominated in pesos. Because Mexican GAAP requires Mexican companies to restate their results of operations for prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been the same or greater in the current period.

•	Comprehensive financing cost. As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange transactions and gains or losses from monetary position and, as a result, is impacted by both inflation and devaluations.

•	Maximum rates in pesos. Our passenger charges for international passengers are denominated in U.S. dollars, but are invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Our passenger charges from airlines are collected within a maximum period of 152 days following each invoice delivery date. In 2004 and 2005, on a weighted average basis, we generally have received payment within 91 to 130 days and 81 to 88 days, respectively. The actual term for payment is dependent upon interest rates on short-term Mexican treasury bills, or Cetes, with longer payment periods during periods of lower interest rates (within a defined range). We generally invoice passenger charges on a weekly basis and we record an account receivable for the invoice corresponding to a flight during the month of the actual flight.

Operating Results by Airport

The following table sets forth our results of operations for the years indicated for each of our principal airports.

Airport Operating Results

	Year ended December 31,
	2005	2004	2003
	(millions of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps. 665.3	Ps. 623.4	Ps. 565.0
Non-aeronautical services	159.0	138.9	104.6
Total revenues	824.3	762.3	669.6
Operating costs	434.5	416.3	393.7
Costs of services	241.8	230.7	216.0
Depreciation and amortization	192.7	185.6	177.7
Income from operations	389.8	346.0	275.9
Operating margin(1)	47.3%	45.4%	41.2%
Tijuana:
Revenues:
Aeronautical services	289.2	268.4	264.2
Non-aeronautical services	37.5	45.2	31.0
Total revenues	326.7	313.6	295.2
Operating costs	252.8	267.6	229.1
Costs of services	128.9	145.4	115.3
Depreciation and amortization	123.9	122.2	113.8
Income from operations	74.0	46.0	66.1
Operating margin(1)	22.7%	14.6%	22.4%
Puerto Vallarta:
Revenues:
Aeronautical services	337.9	269.7	223.5
Non-aeronautical services	72.9	51.0	18.6
Total revenues	410.8	320.7	242.1
Operating costs	193.5	176.7	158.6
Costs of services	113.7	100.8	88.2
Depreciation and amortization	79.8	75.9	70.4
Income from operations	217.4	143.9	83.5
Operating margin(1)	52.9%	44.9%	34.5%
Los Cabos:
Revenues:
Aeronautical services	314.8	242.0	208.8
Non-aeronautical services	116.5	81.1	72.3
Total revenues	431.3	323.1	281.1
Operating costs	158.1	147.2	142.2
Costs of services	101.1	90.8	85.8
Depreciation and amortization	57.0	56.4	56.4
Income from operations	273.2	175.9	138.9
Operating margin(1)	63.3%	54.4%	49.4%
Hermosillo:
Revenues:
Aeronautical services	109.8	103.6	92.3
Non-aeronautical services	21.5	18.0	14.6
Total revenues	131.3	121.6	106.9
Operating costs	87.0	71.2	64.8
Costs of services	54.5	47.4	44.5
Depreciation and amortization	32.5	23.8	20.3
Income from operations	44.3	50.4	42.1
Operating margin(1)	33.7%	41.5%	39.4%
Bajio:
Revenues:
Aeronautical services	129.7	116.7	109.3
Non-aeronautical services	25.9	21.3	19.4
Total revenues	155.6	138.0	128.7
Operating costs	88.2	78.3	74.7
Costs of services	55.6	48.1	46.6
Depreciation and amortization	32.6	30.2	28.1
Income from operations	67.4	59.7	54.0
Operating margin(1)	43.3%	43.2%	41.9%
Other:(2)
Revenues:
Aeronautical services	266.2	241.6	222.4
Non-aeronautical services	45.1	42.6	38.0
Total revenues	311.3	284.2	260.4
Operating costs	279.9	241.5	224.5
Costs of services	185.9	166.8	159.4
Depreciation and amortization	94.0	74.7	65.1
Income from operations	31.4	42.7	35.9
Operating margin(1)	10.1%	15.0%	13.7%
Total:
Revenues:
Aeronautical services	2,112.9	1,865.4	1,685.5
Non-aeronautical services	478.4	397.9	298.5
Total revenues	2,591.3	2,263.3	1,984.0
Operating costs	1,494.0	1,399.0	1,287.8
Costs of services	881.5	830.2	756.0
Depreciation and amortization	612.5	568.8	531.8
Income from operations	1,097.3	864.3	696.2
Operating margin(1)	42.3%	38.2%	35.1%

(1)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2)	Reflects the results of operations of our airports located in Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.

Historically, our most profitable airports have been our Los Cabos, Guadalajara and Puerto Vallarta International Airports, which handle the majority of our international passengers. We determine profitability per airport by dividing income from operations in each airport by total revenues for that airport. Operating margins at our Tijuana International Airport historically have been lower than at our other airports because the maximum rates applicable to aeronautical services provided at our Tijuana International Airport are lower than those applicable to our other principal airports. In addition, the amortization of our concession relative to the level of revenues is much higher at our Tijuana International Airport than at our other principal airports.

Summary Historical Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	Year ended December 31,
	2005		2004		2003
	(thousands of pesos, except percentages)
	Amount	% change	Amount	% change	Amount
Revenues:
Aeronautical services	Ps.2,112,899	13.3%	Ps.1,865,378	10.7%	Ps.1,685,527

Non-aeronautical services	478,416	20.2	397,934	33.3	298,515
Total revenues	2,591,315	14.5	2,263,312	14.1	1,984,042
Operating costs:
Cost of services	650,749	3.3	630,203	8.6	580,262
Technical assistance fees	92,363	18.3	78,052	17.1	66,671
Government concession fees	128,697	14.5	112,411	14.2	98,417
Depreciation and amortization	617,138	7.7	573,135	6.9	536,287
Total operating costs	1,488,947	6.8	1,393,801	8.8	1,281,637
Income from operations	1,102,368	26.8	869,511	23.8	702,405
Net comprehensive financing income (expense):
Interest income, net	89,826	48.9	60,325	(6.4)	64,447
Exchange (loss) gain, net	(10,810)	(216.2)	9,305	(51.3)	19,107
Monetary position loss	(47,161)	(43.3)	(83,191)	39.9	(59,463)
Loss from embedded derivatives	(20,291)	1,615.2	(1,183)	(100.0)	0
Net comprehensive financing income (expense)	11,564	(178.4)	(14,744)	(161.2)	24,091
Other (expense) income	(814)	(66.8)	(2,451)	24,410.0	(10)
Income before income taxes, employee statutory profit sharing and cumulative effect of change in accounting principle	1,113,118	30.6	852,316	17.3	726,486
Income taxes and employee statutory profit sharing expense	(454,306)	(4.8)	(477,242)	17.9	(404,821)
Cumulative effect of change in accounting principle	0	(100.0)	25,153	100.0	0
Consolidated net income	658,812	64.6	400,227	24.4	321,665

Other operating data:
Operating margin(1)	42.5%		38.4%		35.4%
Net margin(2)	25.4%		17.7%		16.2%

(1)	Income from operations divided by total revenue, expressed as a percentage.
(2)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004

Revenues

Total revenues for 2005 were Ps. 2,591.3 million, 14.5% higher than the Ps. 2,263.3 million recognized in 2004, reflecting increases in both aeronautical services revenue a 13.3% and in non-aeronautical services revenue a 20.2%.

Aeronautical services revenue increased 13.3% from Ps. 1,865.4 million in 2004 to Ps. 2,112.9 million in 2005, principally reflecting a 4.4% increase in our maximum rates, and the resulting increases in the specific prices we charge for aeronautical services, under an amended agreement with our principal airline customers, which took effect January 1, 2005. This increase was also attributable in part to as an 8.5% increase in workload units reflecting an increase in passenger traffic. As a result of these factors, aeronautical revenue per workload unit increased 4.4% to Ps. 102.7 per workload unit in 2005 compared to Ps. 98.4 in 2004. For a description of the agreement with our principal airline customers, see “Business—Principal Customers” described in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov.

Non-aeronautical services revenue increased 20.2%, from Ps. 397.9 million in 2004 to Ps. 478.4 million in 2005, due in large part to our recovery in May 2004 of the long-term leases to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport (which contributed to revenue for all 12 months of 2005 as compared to only seven months in 2004). This recovery produced significant increases in revenue from retail operations, duty-free operations, food and beverage operations and car rentals in 2005 as compared to 2004. The increase in non-aeronautical revenues was also attributable in part to an increase in the leasing of commercial space used for marketing and sales of time-share units, attributable mainly to a one-time fee received at Los Cabos airport of Ps. 20.2 million.

Operating Results

Cost of Services

Costs of services increased 3.3% in 2005 as compared to 2004, mainly as the result of a 16.3% increase in maintenance, This increase was offset in part by an 8.0% decrease in other cost. The decrease in other costs of services was principally attributable to amounts we recorded in year 2004 in our non-recoverable accounts of Ps. 17.3 million, as compared to a provision for non-recoverable accounts of Ps. 2.5 million in 2005, which was partially offset by a Ps. 6.9 million increase in professional services costs. As a percentage of total revenues, costs of services decreased from 27.8% of revenues in 2004 to 25.1% of revenues in 2005, due primarily to the increase in revenues and the stability of our costs. Cost of services per workload unit decreased 4.8% in 2005, compared to the year 2004. This change was largely the result of the implementation of improved cost controls, which enabled us to benefit from the increase in workload units.

Technical Assistance Fee and Concession Fee

Our technical assistance fee increased 18.3% to Ps. 92.4 million in 2005 compared to Ps. 78.1 million in 2004, due to increased income from operations in 2005. Our government concession fee increased 14.5% from Ps. 112.4 million in 2004 to Ps. 128.7 million in 2005, reflecting the increase in our revenues in 2005.

Depreciation and Amortization

The 7.7% increase in depreciation and amortization, from Ps. 573.1 million in 2004 to Ps. 617.1 million in 2005, was principally due to a 7.6% increase in amortization expense (from Ps. 475.3 million in 2004 to Ps. 511.7 million in 2005). The higher amortization expense in year 2005 reflected the increase in the amortization rate of our concessions effective October 2004 and our recovery in May 2004 of the long-term leases to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport.

Income from Operations

Operating income increased 26.8% to Ps. 1,102.4 million in 2005, as compared to Ps. 869.5 million in 2004. This increase primarily reflected the proportionately larger increase in revenues relative to the increase in our operating costs. Our operating margin increased from 38.4% in 2004 to 42.5% in 2005.

On an airport-by-airport basis, the principal contributors to the increase in operating income in December 31, 2005 were Los Cabos (operating income increased 55.3% from Ps. 175.9 million to Ps. 273.2 million and operating margin increased 16.4% from 54.4% to 63.3%), Puerto Vallarta (operating income increased 51.0% from Ps. 143.9 million to Ps. 217.4 million and operating margin increased 17.8% from 44.9% to 52.9%), Tijuana (operating income increased 60.9% from Ps. 46.0 million to Ps. 74.0 million and operating margin increased 55.5% from 14.6% to 22.7%) and Guadalajara (operating income increased 12.7% from Ps. 346.0 million to Ps. 389.8 million and operating margin increased 4.2% from 45.4% to 47.3%). In the case of Los Cabos, this increase resulted largely from a 35.0% increase in terminal passenger volumes at that airport; in the case of Puerto Vallarta, the increase was mainly attributable to our recovery in May 2004 of the long-term lease to operate the commercial space at that airport, and attributable to a lesser extent to 21.0% increase in terminal passenger traffic; and, in the case of Tijuana, the increase was attributable principally to the decrease in other costs of services, as described above.

Comprehensive Financing Result

Our net comprehensive financing result for 2005 generated an income of Ps. 11.6 million, as compared to an expense of Ps. 14.7 million in 2004. This change resulted primarily from our investment during the first half of 2004 of significant amounts of cash in U.S.-dollar denominated, short-term investments in anticipation of making payment pursuant to our recovery of the rights to operate the leases at our Puerto Vallarta International Airport and our Guadalajara International Airport in May 2004, whereas in 2005 we have invested our cash in higher-yielding investments. The increase in our comprehensive financial result in 2005 also resulted from lower inflation in the year ended of 2005, resulting in a lower loss from monetary position in that period. The decline in our loss from monetary position was partially offset by an exchange loss of Ps.10.8 million in 2005, due to an appreciation of 4.5% of the Mexican peso against U.S. dollar

Income Taxes, Employees Statutory Profit Sharing and Asset Tax

The provision for income taxes, employee statutory profit sharing and asset tax decreased 4.8% in 2005, to Ps. 454.4 million from Ps. 477.2 million in 2004, due partly to changes to the amortization rates applicable to our airport concessions for tax purposes. Our effective tax rate decreased from 56.0% in 2004 to 40.8% in 2005, reflecting an increase in our pre-tax income that was not matched by a proportionate increase in our tax provision, which was principally composed of asset tax liability (rather than income tax liability).

Net Income

Our consolidated net income increased 64.6% in 2005, to Ps. 658.8 million, from Ps. 400.2 million in 2004, and our net margin increased from 17.7% to 25.4% during this period, reflecting the factors discussed above.

Results of operations for the year ended December 31, 2004 compared to the year ended December 31, 2003

Revenues

Total revenues for 2004 were Ps. 2,263.3 million, 14.1% higher than the Ps. 1,984.0 million recognized in 2003, as a result of increases in both aeronautical and non-aeronautical revenue.

Aeronautical revenue increased 10.7% from 2003 to 2004, due primarily to a 6.6% increase in workload units, which reflected increases in passenger and cargo volume. This increase was also attributable to increases in our maximum rates for 2004 at our Bajio International Airport and our Puerto Vallarta International Airport, which was authorized by the Ministry of Communications and Transportation to account for our addition of three passenger walkways at our Bajio International Airport and our recovery of the lease at our Puerto Vallarta International Airport. Aeronautical revenue per workload unit in 2004 increased 3.8% as compared to 2003. In

July 2003, we adjusted the specific prices we charge for various aeronautical services pursuant to the agreement we entered into that month with our principal airline customers. Under this agreement, those airlines agreed to increases in passenger charges in exchange for discounts in aircraft landing and parking charges. For a description of this agreement, see “Business—Principal Customers” described in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov.

Non-aeronautical revenue increased 33.3% (an increase of 25.0% per terminal passenger) from 2003 to 2004, principally due to (a) the renegotiation in August 2003 of the contract governing the car parking facility at our Guadalajara International Airport (which contributed to a 30.1% increase in car parking revenues), (b) our recovery in May 2004 of the long-term leases to operate commercial space at our Puerto Vallarta International Airport and our Guadalajara International Airport, (c) our earning revenue for a full year from a new advertising agreement entered into in May 2003 covering all of our airports and (d) the change from fixed-fee-based to royalty-based agreements with operators of commercial areas in our terminals.

Operating Results

Cost of Services

Cost of services increased 8.6% from 2003 to 2004, mainly as a result of increases in various categories of expenses, including other expenses (from Ps. 82.1 million to Ps. 98.9 million), employee costs (from Ps. 266.3 million to Ps. 275.8 million), utilities (from Ps. 55.2 million to Ps. 63.9 million), security, safety and insurance (from Ps. 78.9 million to Ps. 86.8 million) and maintenance (from Ps. 97.7 million to Ps. 104.8 million). The increase in other expenses was attributable primarily to the renegotiation of the contract to operate the parking facility at our Guadalajara International Airport in mid-2003, pursuant to which we now directly earn revenue from users of the facility and pay a fixed fee to the operator of the facility to manage the facility. The increase in other expenses also corresponds to our recording an increase of Ps. 17.3 million in our non-recoverable accounts due to the failure by a third party to pay us amounts due under an agreement to operate the cargo facility at our Tijuana International Airport. In the past, the operator earned revenue from the facility and paid us a royalty. Our safety, security and insurance costs increased primarily due to our addition in July 2003 of terrorism coverage to one of our insurance policies. As a percentage of total revenues, cost of services decreased from 29.2% of revenues in 2003 to 27.8% of revenues in 2004. Cost of services per workload unit increased 1.9% in 2004. The relative stability of cost of services per workload unit generally (other than employee-insurance and other costs) reflected our implementation of aggressive cost control procedures, including more stringent budget controls and audit controls and the implementation of new purchasing policies.

Technical Assistance Fee and Concession Fee

Our technical assistance fee increased 17.0% to Ps. 78.1 million in 2004, as compared to Ps. 66.7 million in 2003, as a result of our improved operating income during 2004. Our government concession fee increased from Ps. 98.4 million in 2003 to Ps. 112.4 million in 2004, reflecting the increase in revenues in 2004.

Depreciation and Amortization

Our 6.9% increase in depreciation and amortization, from Ps. 536.3 million for 2003 to Ps. 573.1 million for 2004, was principally due to additions to fixed assets in 2004 resulting from investments made pursuant to our master development programs. The increase in amortization also reflected a change that we made in October 2004 to the amortization rates applicable to certain of our airports. This change resulted in a Ps. 10.6 million increase in amortization expense in 2004 as compared to 2003.

Income from Operations

Operating income increased 23.8% to Ps. 869.4 million in 2004, as compared to Ps. 702.4 million in 2003. This increase primarily reflected the 14.1% increase in our total revenues in 2004, which was offset in part by the proportionately smaller increase in total operating costs (8.8%). Our operating margin increased from 35.4% in 2003 to 38.4% in 2004, reflecting the proportionately greater increase in our revenues relative to the increase in our total operating costs.

On an airport-by-airport basis, the principal contributors to the increase in operating income in 2004 were our Guadalajara, Puerto Vallarta and Los Cabos International Airports. Operating income at our Tijuana International

Airport declined by 30.7% in 2004, as compared to 2003, primarily due to an increase in operating costs at our Tijuana International Airport during 2004 attributable to (a) the failure by a third party to pay us amounts due under an agreement to operate the cargo facility at that airport, (b) increased cost of services associated with increasing the size of the terminal at that airport and (c) the lower specific prices we charged at that airport pursuant to the agreement with our principal airline customers entered into in July 2003.

Comprehensive Financing Result

Our net comprehensive financing result changed in 2004 to an expense of Ps. 14.7 million, as compared to income of Ps. 24.1 million in 2003. This decline resulted primarily from a 39.9% increase in losses from monetary position. In addition, foreign exchange gains declined 51.3% and interest income declined 6.4% in 2004. The increased loss from monetary position was principally the result of a higher net monetary asset position in 2004 (7.8% higher on a weighted average monthly basis) and higher inflation in 2004 (5.2% as compared to 4.0% in 2003). The decline in foreign exchange gains in 2004 resulted primarily from the lower depreciation of the value of the Mexican peso in 2004 (0.2%) as compared to 2003 (8.1%). The decrease in interest income mainly resulted from our allocation of a larger portion of our cash to U.S. dollar investments during the first half of 2004, which bore lower interest rates than the Mexican investments that we made during 2003, in anticipation of purchasing several long-term leases in 2004 and reduced interest income attributable to our shortening of the maturity of our investment portfolio in 2004 due to increased volatility in global financial markets. In 2004, our net comprehensive financing result included an expense of Ps. 1.2 million associated with a net loss from embedded derivatives.

Income Taxes, Employees Statutory Profit Sharing and Asset Tax

The provision for income taxes and employee statutory profit sharing and asset tax increased 17.9% in 2004, to Ps. 477.3 million, from Ps. 404.8 million in 2003. This increase was attributable primarily to a decrease made by the Mexican Government to our applicable income tax rate (to 28% through 2007), which resulted in a Ps. 63.9 million increase in our deferred income tax expense.

Net Income

Net income increased 24.4% in 2004, to Ps. 400.2 million, from Ps. 321.7 million for 2003, reflecting the factors described above. In 2004, our net income included a credit of Ps. 25.1 million reflecting the cumulative effect on prior years of the application of Bulletin C-10 (regarding embedded derivatives).

Liquidity and Capital Resources

Historically, our operations have been funded through cash flow from operations, and we have not incurred any significant indebtedness. The cash flow generated from our operations has generally been used to fund operating costs and capital expenditures, including expenditures under our master development programs, and the excess of our cash flow has been added to our accumulated cash balances. In addition, in 2003, 2004 and 2005, we used Ps. 278.9 million, Ps. 293.3 million and Ps. 1,052.2 million, respectively, of our cash balances for the payment of dividends. At December 31, 2005 and 2004 we had Ps. 899.3 million and Ps. 1,228.5 million, respectively, of cash and temporary investments. This decrease principally reflected the payment of dividends in May and June of 2005. We believe our working capital and resources expected to be generated from operations will be sufficient to meet our present requirements.

On May 4, 2005, a dividend payment of Ps. 602.7 million was made. Another dividend payment, in the amount of Ps. 449.5 million, was made on June 3, 2005.

During the year 2005, we generated Ps. 1,310.4 million from operating activities, as compared to Ps. 1,205.6 million in the year 2004, principally reflecting the improvement in our income from operations, discussed above. Despite of a dividend payment of Ps. 1,052.2 million and Ps. 587.4 of investment activities in 2005, we sustained a healthy cash and short-term investment position.

In 2004, we generated Ps. 1,205.6 million in resources from operating activities, principally reflecting the sum of our net income, depreciation and amortization, deferred income tax and the change in our working capital. On June 1, 2004, we paid Ps. 431.2 million (U.S. $ 34.4 million at the then-applicable exchange rate), representing Ps. 423.5 million in cash and assumption of liabilities of Ps. 7.7 million, to recover the leases to operate the most lucrative commercial areas in our Guadalajara International Airport and our Puerto Vallarta International Airport in addition to passenger walkways and other sources of aeronautical revenues at our Puerto Vallarta International Airport.

In 2003, we generated Ps. 590.5 million in resources from operating activities, principally reflecting the sum of our net income, depreciation and amortization, deferred income tax and the change in our working capital. This amount also reflected a Ps. 220.2 million increase in trade accounts receivable attributable to the renegotiation of payment terms related to passenger charges with our principal airline customers in July 2003. Our resources used in financing activities were Ps. 278.9 million, reflecting payment of dividends. Our resources used in investing activities were Ps. 323.8 million.

Our airport subsidiaries have entered into a committed credit line with Scotiabank Inverlat, S.A. in order to secure surety bonds that we may be required to post to challenge property-tax claims by certain municipalities where our airports operate. See “Business—Legal Proceedings—Property tax claims by certain municipalities” described in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov. This credit line provides for the issuance of letters of credit up to an aggregate amount of Ps. 300 million. In the event a letter of credit is drawn down and the amount drawn down remains unpaid for more than one business day, the outstanding balance will accrue interest at two times the Mexican interbank rate. Until the credit line expires in 2009, our airport subsidiaries are subject to certain financial covenants, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including our concessions) and reserves for inflationary effects, in each case under Mexican GAAP) of at least Ps. 2.1 billion, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) earn consolidated annual EBITDA of at least Ps. 1.0 billion. On February 9, 2006 a letter of credit of Ps. 141.8 million was issued under this credit line with respect to our Tijuana airport.

Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development program for approval by the Ministry of Communications and Transportation every five years. Each master development program includes investment commitments (including capital expenditures and improvements) applicable to us as concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. In December 2004, the Ministry of Communications and Transportation approved our master development programs for each of our airports for the 2005 to 2009 period. These 5-year programs will be in effect from January 1, 2005 until December 31, 2009.

The following table sets forth our historical capital expenditures, which reflect our actual expenditures by airport for the years indicated. The substantial majority of these investments were made under the terms of our master development program.

Historical Capital Expenditures by Airport

	Year ended December 31,
	2005	2004	2003
	(thousands of pesos)
Guadalajara	Ps.164,726	Ps.251,397	Ps.117,134
Tijuana	32,315	13,974	106,357
Puerto Vallarta	137,982	338,667	18,545
Los Cabos	29,428	2,414	3,820
Hermosillo	42,194	14,298	7,518
Bajio	22,237	40,646	23,014
Morelia	34,469	6,435	15,801
La Paz	30,440	6,676	19,993
Aguascalientes	18,366	18,771	3,062
Mexicali	30,536	27,926	1,316
Los Mochis	19,132	9,040	1,213
Manzanillo	16,547	2,858	2,015
Other	9,066	13,469	4,001

Total	Ps.587,438	Ps.746,571	Ps.323,789

The following table sets forth our historical capital expenditures by type of investment across all of our airports for the years indicated:

Historical Capital Expenditures by Type

	Year ended December 31,
	2005	2004	2003
	(thousands of pesos)
Terminals	Ps.229,412	Ps.144,685	Ps.161,013
Runways and aprons	187,239	80,196	59,895
Acquisition of long-term leases(1)	—	431,189	—
Machinery and equipment	62,845	17,659	34,477
Other	107,942	72,842	68,404

Total	Ps.587,438	Ps.746,571	Ps.323,789

(1)	For 2005, reflects restated amount using the Mexican Consumer Price Index, as reported by the Mexican Central Bank, which increased 3.3% from 112.550 on December 31, 2004, to 116.301 on December 31, 2005.

Our capital expenditures from 2003 through 2005 were allocated to the following types of investments at the majority of our airports:

•	Machinery and equipment. We invested in machinery and equipment such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and other security-related equipment, ambulances, moving walkways and public information systems.

•	Terminals. We remodeled many of the terminals at our airports by expanding departure areas (concourses and lounges), baggage claim areas and arrival areas, by improving lighting systems, adding office space, adding taxi and other ground transportation waiting areas, and by increasing handicap services and remodeling our restrooms.

•	Runways, access roads and aircraft parking. We improved the lighting systems on our runways and access roads, expanded our aircraft parking areas, and made improvements and renovations to the fences on the outlying areas of our properties subject to our concessions.

•	Utility-related infrastructure. We installed sewage treatment plants and systems at several of our airports, improved our drainage systems, and installed underground electric wiring systems at several of our airports.

The following table sets forth our estimated committed investments for each airport for 2005 through 2009 under our master development programs. These amounts are based on investment commitments approved by the Ministry of Communications and Transportation and have been adjusted by us to take into consideration increases in petroleum and steel prices subsequent to the Ministry’s approval. We are required to comply with the investment obligations under these programs on a year-by-year basis. For a discussion of the regulations applicable to our compliance with our master development programs, see “Regulatory Framework—Master Development Programs” at Company’s prospectus.

Committed Investments by Airport(1)

	Year ended December 31,
	2005	2006	2007	2008	2009	Total 2005-2009
	(thousands of pesos)(2)
Guadalajara	Ps.221,029	Ps.162,231	Ps.182,321	Ps.156,512	Ps. 26,719	Ps. 748,812
Tijuana	73,242	29,178	24,668	51,270	58,659	237,017
Puerto Vallarta	142,267	78,483	62,249	22,812	19,774	325,584
Los Cabos	54,501	173,097	88,196	10,486	8,213	334,494
Hermosillo	51,656	44,820	14,578	22,912	47,906	181,871
Bajio	38,032	21,368	14,563	34,424	29,316	137,703
Morelia	43,038	24,714	8,166	10,212	35,389	121,519
La Paz	40,906	20,359	9,119	13,903	20,637	104,925
Aguascalientes	16,157	9,178	7,794	16,798	29,861	79,788
Mexicali	65,763	17,603	14,362	17,573	16,487	131,788
Los Mochis	16,308	11,630	8,682	14,687	11,216	62,523
Manzanillo	34,888	25,214	11,917	10,807	16,027	98,854

Total	Ps.797,786	Ps.617,876	Ps.446,615	Ps.382,397	Ps.320,204	Ps.2,564,878

(1)	Includes expected investments required to be made by us for certain security and baggage screening equipment. In September 2005, we initiated discussions with the General Office of Civil Aviation regarding the possible modification of the master development programs to provide for a change in the equipment used for screening checked baggage. If these modifications are approved, the investment amounts, by year, for the 12 airports we operate, are expected to be affected as follows: a reduction of Ps. 339,667,000 in 2005, an increase of Ps. 554,879,600 in 2006 and increases of Ps. 13,666,400 in each of 2007, and 2008 and 2009 (for a total net increase of Ps. 256,211,800 over five years).
(2)	Figures expressed in constant pesos as of December 31, 2003, in each case restated at December 31, 2004 based on the Mexican production, merchandise and construction price index (Indice Nacional de Precios a la Produccion, Mercancias y Servicios Finales, Sector Secundario Construccion) for 2004, which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values as of December 31, 2004. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican producer price index (Indice Nacional de Precios a la Produccion). Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.

The following table sets forth our committed investments for 2005 through 2009 by type of investment:

Committed Investments by Type(1)

	Year ended December 31,
	2005	2006	2007	2008	2009	Total 2005-2009
	(thousands of pesos)(2)
Terminals	Ps.172,537	Ps. 97,013	Ps.138,837	Ps.122,186	Ps. 42,277	Ps. 572,849
Runways and aprons	154,424	346,021	169,043	149,032	180,045	998,565
Machinery and equipment	52,483	36,853	11,562	11,011	8,387	120,296
Baggage screening system – investments	333,224	0	0	0	0	333,224
Baggage screening system – ongoing expenses	20,358	64,042	64,042	64,042	64,042	276,526
Other	64,761	73,947	63,131	36,126	25,453	263,418

Total	Ps.797,786	Ps.617,876	Ps.446,615	Ps.382,397	Ps.320,204	Ps.2,564,878

(1)	Includes expected investments required to be made by us for certain security and baggage screening equipment. In September 2005, we initiated discussions with the General Office of Civil Aviation regarding the possible modification of the master development programs to provide for a change in the equipment used for screening checked baggage. If these modifications are approved, the investment amounts, by year, for the 12 airports we operate, are expected to be affected as follows: a reduction of Ps. 339,667,000 in 2005, an increase of Ps. 554,879,600 in 2006 and increases of Ps. 13,666,400 in each of 2007, and 2008 and 2009 (for a total net increase of Ps. 256,211,800 over five years).
(2)	Figures expressed in constant pesos as of December 31, 2003, in each case restated at December 31, 2004 based on the Mexican production, merchandise and construction price index (Indice Nacional de Precios a la Produccion, Mercancias y Servicios Finales, Sector Secundario Construccion) for 2004, which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values as of December 31, 2004. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican producer price index (Indice Nacional de Precios a la Produccion). Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.

We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations, although we may incur indebtedness from time to time. We expect to allocate a majority of our investments for the period 2005 through 2009 to our five largest airports. In particular, a portion of our investments will be dedicated to expanding and remodeling the terminals where we recently acquired the rights to exploit certain commercial areas from former holders of long-term leases at our Guadalajara and Puerto Vallarta International Airports.

The international Civil Aviation Organization recently established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives. Although the Mexican federal government has yet to adopt the new baggage screening guidelines into law, we expect that Mexican law will require airlines to comply with these guidelines in the near future. We intend to purchase, install and operate new electromagnetic screening equipment in order to facilitate our airline customers´compliance with the new baggage screening guidelines. If the new screening equipment signals the potential presence of prohibited items in a passenger’s baggage, the new process would require that such baggage be checked manually, whether or not its owner is present. The possibility for manual inspections pursuant to the new screening process raises issues concerning the permissibility, under the Mexican constitution, of manual baggage searches, generally, and searches outside the presence of the owners of the baggage, specifically. Although Mexican law holds airlines liable for errors in baggage screening, our purchase, installation and operation of the new equipment could increase our exposure to liability relating to the equipment. Until the new screening equipment becomes operational, checked baggage will continue to be screened by hand in order to comply with the new screening guidelines.

While we anticipate that the Federal Government will permit us to offset the cost of acquiring any required new screening equipment through increases in our maximum rates, we cannot currently estimate the cost to us of compliance with the new screening guidelines. We could be required to undertake significant capital expenditures and ongoing expenses to comply with these requirements, which could restrict our liquidity and adversely affect our operating results.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in Mexico. As such, we are required to make estimates, judgments and assumptions that affect (i) certain reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements and (iii) certain reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Our significant accounting policies are described in note 3 to our audited consolidated financial statements. We believe our most critical accounting policies that result in the application of estimates and/or judgments are the following:

Recoverable Income Tax

As part of a tax planning strategy that we implemented in 2002 following the recommendation of our tax advisors, we recorded a recoverable income tax asset in the amount of Ps. 76.9 million (nominal pesos) as of December 31, 2002 in our financial statements as permitted by Mexican GAAP for the recovery of income taxes paid on the distribution of dividends. In July 2003, we requested that the Mexican tax authorities confirm the criteria under which we are claiming this refund and this request were rejected. We have since initiated proceedings before the Mexican tax court seeking to have our refund claims adjudicated in our favor. For a further discussion of this asset, see Note 14 to our audited financial statements. Although this receivable may be recognized under Mexican GAAP, under U.S. GAAP the recoverable income tax asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

In the case of the Aguascalientes airport, in November 2005 we received a refund from the Mexican Treasury Department of Ps. 5.3 million (Ps. 4.8 million of nominal pesos).

In the case of our Tijuana International Airport, the Mexican tax authorities fined us Ps. 19.1 million (nominal pesos) in May 2005 based on a finding that our refund request relating to this airport is unfounded. We paid the fine in order to obtain a discount on the fine (which was reduced to Ps. 11.4 million) and avoid accruing interest and inflation adjustments while we contest the fine. If we are successful in having the fine annulled, we would recover the amount of the fine plus interest and inflation adjustments. We have recorded the expected refund as an asset in our financial statements, as we do not believe there is any legal basis for the fine. Although this receivable may be recognized under Mexican GAAP, under U.S. GAAP, this asset is considered a gain contingency, the recognition of which is not permitted until recovery is assured beyond a reasonable doubt.

There can be no assurance that we will be successful in our claims with respect to the tax refund. If these claims are not decided in our favor, we may be required to write off the remaining asset we have recorded in respect of the anticipated refund, as well as any related fines we have paid. At December 31, 2005, the aggregate amount of these assets was approximately Ps. 83.5 million (nominal pesos).

Income Taxes

In conformity with Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Statutory Profit Sharing, of Mexican GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2005, we recorded, within the long-term deferred income tax asset, an estimated amount of recoverable asset tax paid, based on financial projections that show that we will recover, within the permitted 10-year recovery period, the excess of asset tax over income tax relating to our Bajio, Guadalajara, Morelia and Puerto Vallarta Airports. We regularly review our deferred tax assets for recoverability and, if necessary, establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. In 2005, we elected to modify our tax amortization rates on our airport concessions and rights to use airport facilities, increasing the rate at six of our twelve airports. As a result of the change in tax amortization rates as well as based on estimated projections of future taxable income, we reversed our valuation allowance related to recoverable asset tax paid at two additional airports, our Puerto Vallarta International Airport and our Morelia

International Airport, for an aggregate of Ps. 50.1 million (nominal pesos) and recorded an additional reserve at the Hermosillo International Airport for Ps. 21.1 million (nominal pesos). If these estimates and related assumptions change in the future, we may be required to make additional adjustments to our deferred tax assets, which may result in additional income tax expense.

Impairment in the Value of Long-Lived Assets

We must test for impairment when indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use exist, unless there is conclusive evidence that the indicators of impairment are temporary. An impairment is recorded when the carrying amount of long-lived assets exceeds the greater of the present value of future net cash flows provided by the assets or the net sales price upon disposal. Present value of future net cash flows is based on management’s projections of future operations, discounted using current interest rates. Our evaluations throughout the year and up to the date of this filing did not reveal any impairment of tangible and intangible long-lived assets. We can give no assurance that our evaluations will not change as a result of new information or developments which may change our future projections of net cash flows or the related discount rates and result in future impairment charges.

Principal Differences Between Mexican GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 22 to our audited consolidated financial statements. Consolidated net income (loss) under U.S. GAAP was Ps. 530.3 million, (Ps. 119.7) million and Ps. 888.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of our investments in our concessions and the rights to use our airport facilities, the recognition of the fair value of embedded derivatives, the treatment of AMP’s option and portion of shares held in trust, which are forfeitable, and the effects of these adjustments on deferred income taxes. Each of these differences affects both consolidated net income and stockholders’ equity. See Note 22 to our audited consolidated financial statements for a discussion of these differences and the effect on our consolidated results of operation.

Off-balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year(4)	1-3 years	3-5 years		More than 5 years
	(in millions of pesos)
Master Development Programs(1)	Ps.1,767.1	Ps.617.9	Ps.1,149.2	Ps.N/A	(5)	Ps.N/A	(5)
Purchase Obligations(2)	641.3	56.8	190.1	223.4		171.0
Operating Lease Obligations(3)	22.7	4.1	11.9	6.7		0.0

Total	Ps.2,431.1	Ps.678.8	Ps.1,351.2	Ps.230.1		Ps.171.0

(1)	Includes expected investments required to be made by us for certain security and baggage screening equipment. Figures expressed in constant pesos as of December 31, 2003, in each case restated at December 31, 2004 based on the Mexican production, merchandise and construction price index (Indice Nacional de Precios a la Produccion, Mercancias y Servicios Finales, Sector Secundario Construccion) for 2004, which is the index that the Ministry of Communications and Transportation directed us to apply in restating those values as of December 31, 2004. We have submitted a formal request to the Ministry of Communications and Transportation seeking confirmation that the correct index to be applied to update the amounts set forth in our master development programs is instead the Mexican producer price index (Indice Nacional de Precios a la Produccion). Should the Ministry of Communications and Transportation approve our request, each of the figures set forth in the table above would be reduced by approximately 6%.
(2)	Reflects minimum fixed annual payment of U.S. $4.0 million required to be paid under our technical assistance agreement, assuming an average exchange rate of Ps. 13.65 per U.S. dollar and an annual U.S. inflation rate of 2.7%. The amount ultimately to be paid in any year will depend on our profitability.
(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2006.
(5)	In year five of the master development programs, a negotiation will take place with the Ministry of Communications and Transportation to determine the new master development program commitments for the subsequent five-year period.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in currency exchange rates.

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers and certain operating leases for commercial space) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2003, 2004 and 2005, approximately 25.2%, 29.3% and 32.5%, respectively, of our consolidated revenues were derived from passenger charges from international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the technical assistance fee, to the extent paid based on the fixed minimum annual payment).

We did not have any material foreign currency denominated indebtedness at December 31, 2004 and 2005. As of December 31, 2004 and 2005, 20.6% and 22.8%, respectively, of our cash and temporary investments were denominated in dollars. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness. A depreciation of the peso relative to the dollar would also result in foreign exchange losses as the peso value of our foreign currency denominated indebtedness is increased. At December 31, 2004 and 2005, we did not have any outstanding forward foreign exchange contracts.

For a discussion of the effects of devaluation and inflation on our results of operations, see “—Effects of Devaluation and Inflation” in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov.

New Accounting Pronouncements

Mexican GAAP

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards

NIF A-2 Fundamental Principles

NIF A-3 Users’ Needs and Financial Statement Objectives

NIF A-4 Qualitative Characteristics of Financial Statements

NIF A-5 Basic Elements of Financial Statements

NIF A-6 Recognition and Valuation

NIF A-7 Presentation and Disclosure

NIF A-8 Supplementary Standards to Mexican GAAP

NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•	NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•	NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of financial statements, the Company has not fully assessed the effects of adopting these new standards on its consolidated financial information.

U.S. GAAP

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payments or SFAS No. 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. The Company does not expect the adoption of SFAS No. 123(R) will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF”) meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 should be applied for fiscal years ending after September 15, 2005. The application of this consensus did not affect the presentation or aggregation of the Company’s operating segments.

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003, and Report of Independent Registered Public Accounting Firm Dated February 16, 2006

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Report of Independent Registered Public

Accounting Firm and 2005, 2004 and 2003

Consolidated Financial Statements

Report of Independent Registered Public

Accounting Firm to the

Board of Directors and Stockholders of

Grupo Aeroportuario del Pacífico, S.A. de C.V.

We have audited the accompanying consolidated balance sheet of Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with the accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of stockholders’ equity and financial position at December 31, 2005 and 2004, to the extent summarized in Note 22.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu

C.P.C. Salvador A. Sánchez Barragán

February 16, 2006, except for Note 22, 23.d and 23.e, as to which the date is June 9, 2006

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 and 2004

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004
Assets
Current assets:
Cash and temporary investments (Note 4)	$899,347	$1,228,533
Trade accounts receivable – net (Note 5)	361,875	371,439
Recoverable taxes	—	1,606
Embedded derivatives (Note 3.k)	76	138
Other accounts receivable	19,234	2,400

Total current assets	1,280,532	1,604,116

Buildings, building improvements, machinery and equipment – net (Note 6)	1,840,952	1,364,499

Airport concessions – net (Note 7)	17,119,881	17,519,566

Rights to use airport facilities – net (Note 8)	2,393,011	2,485,621

Other acquired rights – net (Note 9)	837,158	856,646

Recoverable income taxes (Note 14.a)	87,438	93,367

Embedded derivatives (Note 3.k)	15,990	36,219

Deferred income taxes (Note 14.d)	702,033	668,557

Preoperating costs	23,710	17,097

Intangible assets for labor obligations (Note 10)	23,294	—

Other assets	21,497	22,480

Total	$24,345,496	$24,668,168

(Continued)

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 and 2004

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004
Liabilities and Stockholders’ Equity
Current liabilities:
Government concession fees (Note 13)	$20,576	$19,115
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party (Note 13)	41,707	24,989
Accounts payable	108,920	64,494
Taxes payable, other than income taxes	32,274	56,889
Income tax and tax on assets payable	28,490	25,772
Statutory employee profit sharing	669	773

Total current liabilities	232,636	192,032

Deposits received	21,788	18,407
Labor obligations (Note 10)	30,216	3,486

Total liabilities	284,640	213,925

Commitments and contingencies (Notes 15 and 16)

Stockholders’ equity (Note 11):
Common stock	22,549,057	22,549,057
Legal reserve	117,381	97,597
Retained earnings	1,076,032	1,489,203
Cumulative initial effect of deferred income taxes	318,386	318,386

Total stockholders’ equity	24,060,856	24,454,243

Total	$24,345,496	$24,668,168

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2005, 2004 and 2003

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004	2003
Revenues (Notes 13 and 18):
Aeronautical services	$2,112,899	$1,865,378	$1,685,527
Non-aeronautical services	478,416	397,934	298,515

	2,591,315	2,263,312	1,984,042

Operating costs:
Cost of services (Note 19)	650,749	630,203	580,262
Technical assistance fees (Note 13)	92,363	78,052	66,671
Government concession fees (Note 13)	128,697	112,411	98,417
Depreciation and amortization (Note 20)	617,138	573,135	536,287

	1,488,947	1,393,801	1,281,637

Income from operations	1,102,368	869,511	702,405

Net comprehensive financing income (expense):
Interest income – net	89,826	60,325	64,447
Exchange gain (loss) – net	(10,810)	9,305	19,107
Monetary position loss	(47,161)	(83,191)	(59,463)
Loss from embedded derivatives (Note 3.k)	(20,291)	(1,183)	—

	11,564	(14,744)	24,091

Other expenses – net	(814)	(2,451)	(10)

Income before income taxes, statutory employee profit sharing and cumulative effect of change in accounting principle	1,113,118	852,316	726,486

Income tax expense (Note 14)	453,637	476,471	404,276

Statutory employee profit sharing expense (Note 14)	669	771	545

Income before cumulative effect of change in accounting principle	658,812	375,074	321,665

Cumulative effect of change in accounting principle – net (Note 3.a)	—	25,153	—

Consolidated net income	$658,812	$400,227	$321,665

Weighted average number of common shares outstanding (Note 23.c)	561,000,000	561,000,000	561,000,000

Basic earnings per share of (in Mexican Pesos):
Continuing operations	$1.1744	$0.6686	$0.5734
Cumulative effect of change in accounting principle	—	0.0448	—

Basic net income per share (in Mexican Pesos)	$1.1744	$0.7134	$0.5734

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	Number of Shares (Note 23.c)	Common Stock	Legal Reserve	Retained Earnings	Cumulative Initial Effect of Deferred Income Taxes	Total Stockholders’ Equity
Balances as of January 1, 2003	561,000,000	$22,549,057	$50,540	$1,386,618	$318,386	$24,304,601

Transfer of earnings to legal reserve	—	—	31,374	(31,374)	—	—
Dividends declared and paid (Note 11.e)	—	—	—	(278,949)	—	(278,949)
Comprehensive income	—	—	—	321,665	—	321,665

Balances as of December 31, 2003	561,000,000	22,549,057	81,914	1,397,960	318,386	24,347,317

Transfer of earnings to legal reserve	—	—	15,683	(15,683)	—	—
Dividends declared and paid (Note 11.f)	—	—	—	(293,301)	—	(293,301)
Comprehensive income	—	—	—	400,227	—	400,227

Balances as of December 31, 2004	561,000,000	22,549,057	97,597	1,489,203	318,386	24,454,243

Transfer of earnings to legal reserve	—	—	19,784	(19,784)	—	—
Dividends declared and paid (Notes 11.h and 11.j)	—	—	—	(1,052,199)	—	(1,052,199)
Comprehensive income	—	—	—	658,812	—	658,812

Balances as of December 31, 2005	561,000,000	$22,549,057	$117,381	$1,076,032	$318,386	$24,060,856

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2005, 2004 and 2003

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

	2005	2004	2003
Operating activities:
Consolidated net income	$658,812	$400,227	$321,665
Items that did not require resources:
Depreciation and amortization	617,138	573,135	536,287
Provision for seniority premiums	3,436	1,889	(1,587)
Loss from embedded derivatives (Note 3.k)	20,291	1,183	—
Deferred income taxes	113,676	176,402	170,428

	1,413,353	1,152,836	1,026,793
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	9,564	82,942	(220,232)
Recoverable taxes and other accounts receivable	(15,228)	27,538	13,111
Recoverable tax on assets	(147,152)	(157,526)	(209,268)
Recoverable income taxes	5,929	24,539	56,073

Increase (decrease) in:
Due to Aeropuertos y Servicios Auxiliares	—	—	(65,693)
Government concession fees	1,461	2,339	4,518
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V.	16,718	10,661	3,008
Income tax and tax on assets payable	2,718	25,772	(39,179)
Deposits received	3,381	13,814	3,285
Accounts payable, taxes payable other than income taxes and statutory employee profit sharing	19,707	47,876	18,135
Cumulative effect of change in accounting principle (Note 3.a)	—	(25,153)	—

Net resources generated by operating activities	1,310,451	1,205,638	590,551

Financing activities -
Dividends paid	(1,052,199)	(293,301)	(278,949)

Investing activities:
Buildings, building improvements, machinery and equipment	(581,920)	(299,147)	(314,641)
Other acquired rights	—	(431,189)	—
Preoperating costs	(6,613)	(17,097)	—
Other assets	1,095	862	(9,148)

Net resources used in investing activities	(587,438)	(746,571)	(323,789)

Cash and temporary investments:
Net increase (decrease)	(329,186)	165,766	(12,187)
Balance at beginning of year	1,228,533	1,062,767	1,074,954

Balance at end of year	$899,347	$1,228,533	$1,062,767

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(In thousands of Mexican Pesos of purchasing power of December 31, 2005)

1.	Activities and significant events

a.	Activities

Grupo Aeroportuario del Pacífico, S.A. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific Region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo, Silao (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes.

b.	Significant events

The Company began operations on November 1, 1998. Prior to that date, the Company’s activities were carried out by Aeropuertos y Servicios Auxiliares (ASA), a Mexican Government agency, which was responsible for the operation of all public airports in Mexico.

The Company’s formation was part of the Mexican Government’s plan to open the Mexican Airport System to private investors. According to the guidelines of the Ministry of Communications and Transportation (“SCT”), 35 of the 58 airports not requiring subsidies to operate were selected to participate in the two-stage program to transfer state-owned entities to the private sector. The airports were divided into four groups: the Southeast Group with 9 airports (ASUR); the Mexico City Group, currently with 1 airport; the Pacific Group with the Company’s 12 airports (GAP); and the Central-North Group with 13 airports (GACN). As part of the program’s first stage, strategic partners were selected for each of the airport groups (except for the Mexico City Group) through public bidding processes. In addition to acquiring a portion of the airport group’s equity, the strategic partner has the right and obligation to enter into various agreements, including one to provide certain technical assistance services, as defined in the public bidding process. In the second stage, part or all of the Mexican Government’s remaining equity holdings in each airport group will be offered to the general public in the securities markets.

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S. A. de C. V. were granted concessions by the SCT to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998. The cost of the concessions, which totaled $22,424,695 ($15,938,360 historical pesos), was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”) (the strategic stockholder of the Company) for its interests in GAP, as discussed below. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on such date.

The term of the concession may be extended under certain circumstances by the SCT, for terms not to exceed an additional 50 years. Beginning on November 1, 1998, the Company is required to pay an annual fee to the Mexican Government, through the SCT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law.

In conformity with the terms of the concessions, on November 1, 1998, the Company began to operate its twelve airports, assuming the rights and obligations that corresponded to ASA under ASA’s agreements with clients and suppliers, as well as under certain environmental commitments. The remainder of the assets, liabilities and contingent obligations were retained by ASA. In December 1998, the Company acquired from the Mexican Government certain fixed assets, mainly transport machinery and equipment, for $106,113 ($72,581 historical pesos). However, title to all of the other long-term fixed assets within the airports is retained by the Mexican government. Accordingly, upon expiration of the term of the concessions granted to the Company, the assets, including all of the improvements made to the airport facilities during the term of the concessions, shall be automatically owned by the Mexican government. Additionally, ASA and other agencies of the Mexican Government maintain the rights to provide certain services such as air traffic control, fuel supply and immigration control.

As mentioned above, in August 1999, the Mexican Government sold 15% of its equity holdings in GAP to AMP, who paid $2,453,400 (historical pesos), excluding interest, in exchange for: (i) 84,150,000 Class I, Series “BB” shares; (ii) the right and obligation to enter into various agreements, including a technical assistance and transfer of technology agreement, as defined in the public bidding process and (iii) a stock option agreement. Under the stock option agreement, AMP has the option to subscribe for newly issued Series ”B” shares. This option, exercisable in three tranches, the first two of which have expired unexercised, allows AMP to subscribe for 2%, 2% and 1% of the Company’s total capital stock outstanding at the time of the exercise, until August 25, 2006, provided that AMP has complied with its obligations under the technical assistance agreement. The option exercise price is approximately U.S.$3.125 per share (the per share purchase price paid by AMP for its Series “BB” shares) plus an annual increase of 5% from August 25, 1999. The option agreement provides that the exercise price will be adjusted in the event of increases or decreases in capital or dividend payments.

As of December 31, 2005, AMP’s stockholders were Aeropuertos del Pacífico Noroeste, S.A. de C.V. (subsidiary of Holdinmex, S.A. de C.V. and Inversora del Noroeste, S.A. de C.V.) (25.5%), Aena Desarrollo Internacional, S. A. (25.5%), Inversora del Noroeste, S.A. de C. V. (subsidiary of Unión Fenosa) (20.84%) and Dragados Concesiones de Infraestructura, S. A. (since succeeded in the ownership of these shares by Desarrollo de Concesiones Aeropuertos, S.A.) (28.16%). Pursuant to the Company’s bylaws, AMP (as holder of the Company’s Series “BB” shares) has the right to appoint and remove the Company’s chief executive officer, chief financial officer, chief operating officer and commercial director, to elect four members of the board of directors and to designate 20% of the members of each board committee (or one member, in the case of a committee consisting of fewer than five members). AMP also has the right, pursuant to the Company’s bylaws, to veto certain actions requiring approval of the Company’s stockholders (including the payment of dividends and the amendment of its right to appoint certain members of senior management). These rights are not subject to the technical assistance agreement and the participation agreement remaining in effect. If at any time before August 25, 2014, AMP were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, it would lose its veto rights. If at any time after August 25, 2014, AMP were to hold less than 7.65% of the Company’s capital stock in the form of Series “BB” shares, such shares must be converted into Series “B” shares, which would cause AMP to lose all of its special rights. As long as AMP retains at least 7.65% of the Company’s capital stock in the form of Series “BB” shares, all of its special rights will remain in effect.

Pursuant to the Company’s bylaws, the technical assistance agreement and the participation agreement, AMP may not transfer more than 49% of its Series “BB” shares until after August 25, 2009.

On December 19, 2002, Pacífico Cargo, S.A. de C.V. (Pacifico Cargo) was incorporated as a subsidiary of the Company with the purpose of establishing a new cargo center in the Guadalajara airport. Pacífico Cargo is currently in its preoperating stage and the costs and expenses that have been incurred mainly relate to management expenses, insurance, professional fees, etc. These costs and expenses are presented as preoperating costs within other assets in the accompanying consolidated balance sheets.

On June 1, 2004, GAP paid $26.6 million to Grupo Aeroplazas, S.A. de C.V. (AEROPLAZAS) for the early termination of the operating lease agreement between AEROPLAZAS and ASA and for the recovery of the rights to develop and rent certain commercial areas and advertising space as well as the corresponding right to develop and expand services related to three walkways and all the shuttle buses in the Puerto Vallarta airport.

On the same date, GAP paid $7.8 million to Aerolocales, S.A. de C.V. (AEROLOCALES) for the early termination of the operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport at the time the concession was granted to such airport) for the corresponding recovery of the rights to rent commercial areas in the national and international departure areas and in the corridor connecting the terminal with the hotel in the Guadalajara airport. This lease agreement was originally signed between Coco Club Hoteles y Moradas de Mexico, S.A. de C.V. (Coco Club) and ASA, after which Coco Club subsequently transferred the lease agreement to AEROLOCALES.

In addition to the above-mentioned payments, GAP also assumed the liabilities derived from security deposits paid by the tenants renting commercial areas in these two airports. As such, GAP recorded an asset of $431,189 ($401,376 historical pesos) related to the rights acquired and a long-term liability of $7,667 ($7,158 historical pesos) related to the security deposits on May 31, 2004.

2.	Basis of Presentation

a.	Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

b.	Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A. de C.V. and its subsidiaries, of which GAP owns 99.99% of the shares representing their common stock. The consolidated subsidiaries are as follows:

•	Aeropuerto de Tijuana, S.A. de C.V.

•	Aeropuerto de Mexicali, S.A. de C.V.

•	Aeropuerto de Hermosillo, S.A. de C.V.

•	Aeropuerto de Los Mochis, S.A. de C.V.

•	Aeropuerto de Manzanillo, S.A. de C.V.

•	Aeropuerto de Guadalajara, S.A. de C.V.

•	Aeropuerto de Puerto Vallarta, S.A. de C.V.

•	Aeropuerto de San José del Cabo, S.A. de C.V.

•	Aeropuerto de La Paz, S.A. de C.V.

•	Aeropuerto de Morelia, S.A. de C.V.

•	Aeropuerto de Aguascalientes, S.A. de C.V.

•	Aeropuerto del Bajío, S.A. de C.V.

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.

•	Pacífico Cargo, S.A. de C.V.

All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

c.	Reclassifications – Certain items in the consolidated financial statements as of and for the years ended December 31, 2004 and 2003 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

3.	Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico (Mexican GAAP), which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.	New Accounting Policies:

•	Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, Intangible Assets (C-8), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, under the former C-8, will continue to be amortized according to the provisions of that Bulletin. The adoption of C-8 did not have a significant effect on the Company’s consolidated financial position or results of operations.

•	Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments (C-9), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of C-9 did not have a significant effect on the Company’s consolidated financial position or results of operations.

•	Beginning January 1, 2004, the Company early adopted the provisions of Bulletin C-10, Derivative Instruments and Hedging Activities (C-10). C-10 establishes, among other things, the criteria to determine whether embedded derivatives should be segregated and, if so, requires that they be stated at fair value, thus resulting in the recognition of an asset or liability with a corresponding credit or debit to current earnings, respectively, unless such instruments are designated as hedging instruments. Changes to the fair value of embedded derivative instruments in subsequent years should also be recognized in the respective years’ earnings.

C-10 also establishes the conditions that must be met for an instrument to be considered as a derivative, and includes rules regarding the elements involved in identifying hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among other things. It also includes guidance related to the appropriate presentation of hedging instruments. If an instrument is designated as a hedging instrument, C-10 classifies hedges into three categories: a) fair value hedges; b) cash flow hedges; and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure. For fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income as a component of stockholders’ equity, while the ineffective portion must affect current earnings; for foreign currency hedges, recognition of changes in fair values should be treated in the same manner as fair value hedges or cash flow hedges as described above, depending on the nature of the instrument.

As a result of the early adoption of C-10, the Company identified embedded derivatives for those lease agreements it has entered into for the rental of commercial airport space which stipulate monthly rental payments in U.S. dollars. As the U.S. dollar is not the functional currency of either the Company or the tenant, an embedded derivative results. As a result of early adoption, the cumulative effect at the beginning of fiscal year 2004 was as follows:

Balance Sheet
Fair value of embedded derivative at January 1, 2004	$37,540

Less: Fair value adjustment for the year ended December 31, 2004	(1,183)

Fair value of embedded derivative at December 31, 2004	36,357

Less: Current portion	(138)

Long-term embedded derivative at December 31, 2004	$36,219

Income Statement
Fair value of embedded derivative at January 1, 2004	$37,540
Less: Deferred income tax	(12,387)

Cumulative effect of change in accounting principle	$25,153

•	On January 1, 2005, the Company adopted Bulletin B-7, Business Acquisitions (B-7). B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among other things, the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares. The adoption of this Bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

•	On January 1, 2005, the Company adopted revised Bulletin C-2, Financial Instruments (revised C-2). Revised C-2 establishes that any variances in the fair value of financial instruments classified as available-for-sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments. Revised C-2 also permits reclassifications among the different categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments classified as available-for-sale and provides more precise rules for their recognition. The adoption of this revised Bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

•	On January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, Labor Obligations (D-3), related to the recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005, calculated by independent actuaries, is $28,686. The Company chose to record such amount as a transition asset to be amortized using the straight-line method over 18.6 years, which represents the average labor life of employees expected to receive such benefits.

b.	Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented, thereby recognizing the effects of inflation in the financial information in conformity with Bulletin B-10, Recognition of the Effects of Inflation in the Financial Information, of Mexican GAAP. The financial statements of the prior period have also been restated in terms of Mexican pesos of the latest period presented. The rates of inflation used to restate the consolidated financial statements as of December 31, 2004 and 2003 were 3.33% and 8.69%, respectively, which represents the inflation from December 31, 2004 and December 31, 2003, respectively, until December 31, 2005, based on the National Consumer Price Index (“NCPI”) published by the Central Bank of Mexico. Consequently, all financial statement amounts are comparable, both for the current and the prior period, since all are stated in terms of Mexican pesos of the same purchasing power.

Procedures to recognize the effects of inflation in terms of Mexican pesos of purchasing power at the time of closing were as follows:

•	Balance sheets:

Non-monetary assets are restated using a factor derived from the NCPI from the date of acquisition. Depreciation and amortization of restated asset values are calculated using the straight-line method based on the estimated economic useful life of each asset.

Common stock, legal reserve, retained earnings and the cumulative initial effect of deferred income taxes are restated using a factor derived from the NCPI, cumulative from the date of contribution or generation.

•	Statements of income:

Revenues and expenses that are associated with monetary items (trade receivables, cash, liabilities, etc.) are restated from the month in which they arise through period-end, based on factors derived from the NCPI.

Other expenses related to the consumption of non-monetary items are restated when incurred based on the restated value of the corresponding asset from the date of consumption of the non-monetary asset through the end of the period, using factors derived from the NCPI.

Monetary position loss, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities, at the beginning of each month, the factor of inflation derived from the NCPI and is restated through period-end with the corresponding factor. Losses result from maintaining a net monetary asset position.

•	Other statements:

The consolidated statements of changes in stockholders’ equity and changes in financial position present the changes in constant Mexican pesos, based on the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

c.	Temporary investments – Temporary investments represent trading securities generally held for less than one year and are recorded at fair value. Fair value is determined based on the market value of the security if such security is traded in a recognized market or at acquisition cost less accrued yields, which approximates fair value for those securities not traded in a recognized market. Realized and unrealized gains and losses on trading securities are recognized in results of the period in which they occur.

d.	Allowance for doubtful accounts – The Company systematically and periodically reviews the aging and collection of its accounts receivable and records an allowance for doubtful accounts when evidence exists that they will not be fully recoverable.

e.	Buildings, building improvements, machinery and equipment –These assets are initially recorded at acquisition cost and are restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets.

f.	Airport concessions – Concessions to manage, operate and develop each of the airports are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the concession life of 50 years, as described in Note 7.

g.	Rights to use airport facilities – Rights to use airport facilities are recorded at the historical cost of the airport facilities as recorded by ASA and are restated using factors derived from the NCPI. Amortization is calculated using the straight-line method based on the remaining useful lives of the related assets, as described in Note 7.

h.	Other acquired rights – Other acquired rights are recorded at acquisition cost and restated using factors derived from the NCPI. Amortization is calculated using the straight-line method over the period from the date of acquisition, as described in Note 9, to the end of the 50-year concession term.

i.	Impairment of long-lived assets in use- The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable. Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows or the net sales price upon disposal. The impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

Pursuant to Bulletin C-15, Accounting for the Impairment and Disposal of Long-Lived Assets, none of the 12 airports can be considered an “independent cash generating unit” since, as described in Note 1, all are part of the Pacific Group package included in the Federal Government’s bidding process. Therefore, each concessionaire must operate its airports regardless of their individual results. Accordingly, the Company reviewed its long-lived assets for impairment on a consolidated basis.

j.	Financial instruments – In conformity with revised Bulletin C-2, financial assets and liabilities resulting from any type of financial instrument are presented in the balance sheet at their fair value, except for investments in financial instruments held to maturity. The costs, yields and effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period in which they occur. Investments in financial instruments held to maturity are valued at acquisition cost.

k.	Embedded derivative instruments - When lease agreements establish rental payments in a currency other than the functional currency of both parties to the agreement, the embedded derivative, whose underlying is the foreign currency, is segregated and stated at fair value and is recorded as an embedded derivative asset or liability. Subsequent changes in the fair value of the derivative asset or liability is recognized in earnings, unless such derivative has been designated as a hedging instrument.

l.	Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

m.	Employee retirement obligations – Seniority premiums, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees. Through December 31, 2004, severance payments were charged to results when liability was determined to be payable.

n.	Revenue recognition – The majority of the Company’s revenues are derived from rendering aeronautical services, which are generally related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SCT through a “maximum rate” by “workload unit”. A workload unit is currently equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

Revenues from non-aeronautical services consist mainly of the leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, and other miscellaneous revenues.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or a charge based on the higher of a minimum monthly rent or a percentage of the lessee’s monthly revenues.

All revenues, except for the percentage of lessee monthly revenues on commercial rental contracts, are recognized within a maximum thirty-day term subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month. Revenues corresponding to the percentage of lessee monthly revenues on commercial rental contracts are recognized in the following month, with the exception of those revenues related to December, which are recognized within this same month.

o.	Foreign currency transactions – According to the Mexican Federal Tax Code, foreign currency transactions are recorded at the exchange rate in effect at the day before the transaction date, published by the Central Bank of Mexico in the Federal Official Gazette (the difference between bank exchange rates in effect at the transaction date and the rates used by the Company is not considered material). Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing result.

p.	Income taxes, tax on assets and statutory employee profit sharing – Income taxes and statutory employee profit sharing are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred statutory employee profit sharing is derived from temporary differences between the accounting result and income for employee statutory profit sharing purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized. As the Company has not identified significant differences between its accounting results and results for statutory employee profit sharing purposes, it has not recognized the deferred effects of statutory employee profit sharing.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented in the balance sheet increasing the deferred income tax asset.

q.	Earnings per share – Basic earnings per common share is calculated by dividing consolidated net income by the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities; therefore basic and diluted earnings per share are the same. Cumulative effect of change in accounting principle per share is calculated by dividing the cumulative effect of change in accounting principle by the weighted average number of shares outstanding during the period. All weighted average number of shares outstanding used in per share calculations include the retroactive effects of the reduction of the number of shares (“reverse stock split”) described in Note 23.c.

r.	Concentration of credit risk – Financial instruments that potentially expose the Company to a significant concentration of credit risk are primarily trade accounts receivable; however, management believes that such risk is adequately covered by the allowance for doubtful accounts.

s.	Comprehensive income – According to Bulletin B-4, Comprehensive Income, of Mexican GAAP, comprehensive income is comprised of the net income of the period, plus other comprehensive income (loss) items of the same period, which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the consolidated statements of income. For the years ended December 31, 2005, 2004 and 2003, comprehensive income is represented only by the net income of the period.

4.	Cash and temporary investments

Cash and temporary investments are composed of the following at December 31:

	2005	2004
Cash	$11,633	$2,125

Temporary Investments:
PEMEX Bond 2014	$115,666	$77,627
Other Investments	772,048	1,148,781

	887,714	1,226,408

	$899,347	$1,228,533

PEMEX bonds are investment grade securities denominated in U.S. dollars, which pay interest at a guaranteed rate of 7.375%, due in 2014. However, according to the treasury policy of the Company, such bonds will be traded within one year of acquisition. PEMEX bonds are presented at fair value based on the market value of such securities.

Other investments represent bank deposits and other similar investments with financial institutions, denominated in pesos and recorded at acquisition cost plus accrued yields, which approximate fair value.

5.	Trade accounts receivable

Trade accounts receivable are composed of the following at December 31:

	2005	2004
Accounts receivable	$283,377	$204,574
Accounts receivable from Cintra, related party	115,252	205,794

	398,629	410,368
Allowance for doubtful accounts	(36,754)	(38,929)

	$361,875	$371,439

Accounts receivable includes balances invoiced to domestic and international airlines for passenger charges of $291,954 and $328,858 as of December 31, 2005 and 2004, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

Approximately 32% and 55% of the outstanding balances as of December 31, 2005 and 2004, respectively, are amounts to be remitted to the Company related to passenger charges and other receivables related to aeronautical operations from airlines and other entities controlled by Cintra, S.A. de C.V. (Cintra), including Mexicana (only in the year of 2004), Aeroméxico and Aerolitoral (the principal Mexican airlines). For the years ended December 31, 2005, 2004 and 2003, approximately 35%, 36% and 37% of the total revenues of the Company were generated from other aeronautical and non-aeronautical services from Cintra (see Note 13). Additionally, as of December 31, 2005 and 2004, the amounts to be remitted to the Company related to passenger charges collected by airlines controlled by Cintra were $104,933 (not including Mexicana) and $201,630, respectively. The Institution for the Protection of Bank Savings, a decentralized entity of the Mexican Federal Public Administration, and the Mexican Government own the majority of Cintra’s common stock, and thus, the Company considers Cintra a related party.

The Guadalajara International Airport represented approximately 32%, 34% and 34% of consolidated revenues generated during the years ended December 31, 2005, 2004 and 2003, respectively. Also, approximately 88%, 87% and 87% of consolidated revenues during the years ended December 31, 2005, 2004 and 2003 were generated by the Company’s six largest airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Bajío and Hermosillo).

6.	Buildings, building improvements, machinery and equipment

Buildings, building improvements, machinery and equipment are composed of the following at December 31:

	2005	2004	Average Annual Depreciation Rate
Machinery and equipment	$245,350	$221,385	10%
Office furniture and equipment	88,537	80,406	10%
Computer equipment	42,664	35,382	30%
Transportation equipment	26,464	26,403	25%
Communication equipment	6,332	7,150	10% and 30%
Buildings and building improvements	1,145,883	1,058,947	5%

	1,555,230	1,429,673
Less- accumulated depreciation	(365,304)	(265,451)

	1,189,926	1,164,222

Construction in-progress:
Buildings and building improvements	619,606	175,415
Other	31,420	24,862

	651,026	200,277

	$1,840,952	$1,364,499

Construction in-progress relates mainly to the remodeling of Puerto Vallarta, Guadalajara, Mexicali, Hermosillo, Morelia and La Paz airports, and the construction of a new cargo center at the Guadalajara Airport.

7.	Airport concessions

As described in Note 1.b, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-years term beginning November 1, 1998. The value of airport concessions and rights to use airport facilities was determined as explained in Note 1.b, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2005:

		Remaining amortization term (years)
Acquisition cost assigned to:	$22,424,695

Airport facilities rights of use:
Runways, aprons, platforms	$730,294	29
Buildings	812,198	19
Other facilities	128,374	4
Land	1,308,673	43

	2,979,539
Airport concessions	19,445,156	43

	$22,424,695

Beginning in October 2004, the Company changed the amortization rates for accounting purposes it was using for airport concessions. The effect of the change resulted in an increase of $31,970 of amortization expense in 2005 as compared to 2004 and an increase of $10,649 of amortization expense in 2004 compared to 2003.

The value of the concessions at December 31 is as follows:

	2005	2004
Airport concessions	$19,445,156	$19,445,156
Less- accumulated amortization	(2,325,275)	(1,925,590)

	$17,119,881	$17,519,566

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (MDP), and to provide airport, complementary and commercial services. The concessionaire was required to submit its first MDP to the SCT in 2000, which was timely delivered and approved. Such program must be updated every five years. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP. During December 2004, SCT authorized the Company’s MDP update for the next five-year period from 2005 to 2009.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a fee for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived form the use of public property), in conformity with the Mexican Federal Duties Law.

•	The concessionaire assumed ASA’s rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances, for terms not to exceed 50 additional years.

8.	Rights to use airport facilities

The value of the rights to use airport facilities at December 31 is as follows:

	2005	2004
Rights to use airport facilities	$2,979,539	$2,979,539
Less- accumulated amortization	(586,528)	(493,918)

	$2,393,011	$2,485,621

9.	Other acquired rights

At December 31, the value of other acquired rights was as follows:

	2005	2004
Right to operate charter and general aviation terminal and FBO at Los Cabos airport terminal	$447,812	$447,812
Right to operate commercial space at Tijuana airport	18,009	18,009
Right to operate various space at Puerto Vallarta airport	331,686	331,686
Right to operate commercial space at Guadalajara airport	99,503	99,503
Right to operate various parking lots	6,593	6,593

	903,603	903,603
Less – accumulated amortization	(66,445)	(46,957)

	$837,158	$856,646

On June 1, 2000, the Company paid to Servicios Aéreos del Centro, S.A. de C.V. (SACSA) US$34.9 million ($332,108 historical pesos) to recover the right to operate the charter terminal (terminal 3) and the general aviation terminal at the Los Cabos International Airport. In addition, the Company paid US$0.6 million ($5,709 historical pesos) for the purchase of certain fixed assets, which are included in buildings, building improvements, machinery and equipment. The right to operate the charter terminal and the general aviation terminal was granted by ASA to SACSA through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the San Jose del Cabo airport.

On December 12, 2002, GAP paid to Ruber, S.A. de C.V. (RUBER) and Recaro, S.A. de C.V. US$1.5 million ($15,682 historical pesos) to recover the right to operate 660 square meters of commercial space at the Tijuana Airport and 50 square meters of commercial advertising on the inside walls of the terminal. The right to operate commercial and advertising space inside the terminal was granted by ASA to RUBER through a long-term lease agreement; such lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to the Tijuana airport.

During 2002, the Company also made indemnity payments to various lessees to recover the rights to operate parking space at the Aguascalientes, Hermosillo, Los Mochis, Mexicali, Puerto Vallarta and San José del Cabo airports.

On June 1, 2004, GAP paid US$26.6 million to Grupo Aeroplazas, S.A. de C.V. (AEROPLAZAS) for the early termination of the operating lease agreement originally signed between AEROPLAZAS and ASA, which lease agreement was transferred, in its entirety, from ASA to the concessionaire when the concession was granted to Puerto Vallarta airport, for the corresponding recovery of the rights to develop and rent certain commercial areas and advertising space as well as the right to develop and expand services related to three walkways and all the shuttle buses in the Puerto Vallarta airport.

On the same date, GAP paid US$7.8 million to Aerolocales, S.A. de C.V. (AEROLOCALES) for the early termination of an operating lease agreement (which agreement was transferred from ASA, in its entirety, to the Guadalajara airport at the time the concession was granted to such airport) for the corresponding recovery of the rights to rent commercial areas in the national and international departure areas and in the corridor connecting the terminal with the hotel in the Guadalajara airport.

In addition to the above-mentioned payments to AEROPLAZAS and AEROLOCALES, GAP also assumed the liabilities derived from security deposits paid by the tenants renting commercial areas in these two airports. As such, GAP recorded an asset of $431,189 ($401,376 historical pesos) related to the rights acquired and a liability of $7,677 ($7,158 historical pesos) related to the security deposits on May 31, 2004.

10.	Labor obligations

The labor obligations at December 31 are as follows:

	2005	2004
Seniority premiums	$3,585	$3,486
Severance payments at the end of the work relationship	26,631	—

	$30,216	$3,486

a.	Seniority premiums – The net cost of the period for the obligations derived from seniority premiums was $403, $370 and $361 in 2005, 2004 and 2003, respectively. Other disclosures required by generally accepted accounting principles are considered to be immaterial.

b.	Severance payments at the end of the work relationship – The existing values of these obligations and the rates used for their calculations at December 31, 2005, were as follows:

Accumulated benefit obligation	$26,631

Projected benefit obligation	$30,513
Transition assets	27,176

Net projected liability	3,337

Additional liabilities	23,294

$26,631

        Rates used in actuary calculations, net of effects of inflation, were as follows:

Discount of the projected benefit obligation at present value	4%
Increase in salaries	1%

        The period of amortization of the assets of transition is 18.6 years.

        The net cost of the period is integrated as follows:

Service costs of the year	$3,168
Amortization of the transition asset	1,510
Financial cost of the year	1,060

$5,738

11.	Stockholders’ equity

a.	At December 31, 2005, capital stock consists of the following (considering the reverse stock split mentioned in Note 23.c):

	Number of Shares	Historical Value	Restatement Effect	Total
Fixed Capital
Series B	43,350,000	$1,237,895	$504,532	$1,742,427
Series BB	7,650,000	218,452	89,035	307,487

	51,000,000	1,456,347	593,567	2,049,914
Variable Capital
Series B	433,500,000	12,378,954	5,045,317	17,424,271
Series BB	76,500,000	2,184,522	890,350	3,074,872

	510,000,000	14,563,476	5,935,667	20,499,143

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

At December 31, 2004, capital stock consists of the following (considering the reverse stock split mentioned in Note 23.c):

	Number of Shares	Historical Value	Restatement Effect	Total
Fixed Capital
Series B	476,850,000	$13,616,850	$5,549,849	$19,166,699
Series BB	84,150,000	2,402,973	979,385	3,382,358

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

At December 31, 2003, capital stock consists of the following (considering the reverse stock split mentioned in Note 23.c):

	Number of Shares	Historical Value	Restatement Effect	Total
Fixed Capital
Series A	286,110,000	$8,170,110	$3,329,909	$11,500,019
Series B	190,740,000	5,446,740	2,219,940	7,666,680
Series BB	84,150,000	2,402,973	979,385	3,382,358

Total	561,000,000	$16,019,823	$6,529,234	$22,549,057

Series “BB” shares, which may represent up to 15% of capital stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

b.	According to the Company’s articles of incorporation, on May 28, 1998, an initial contribution of $1,692 ($1,000 historical pesos) was made through the issuance of 35,019 Series “A” shares). Pursuant to resolutions at the Extraordinary Stockholders’ Meetings held on December 14, 1998, July 2, 1999 and August 20, 1999, the minimum, non-withdrawable fixed capital was increased by $110,787 ($72,582 historical pesos) through the issuance of 2,541,748 Series “A” shares), $11,150 ($7,881 historical pesos) through the issuance of 275,975 Series “A” shares and $22,425,428 ($15,938,360 historical pesos) through the issuance of 558,147,258 shares, respectively, totaling 561,000,000 common, no-par value shares at December 31, 2005. Of the 558,147,258 shares issued on August 20, 1999, 84,150,000 were Series “BB” shares, 190,740,000 were Series “B” shares and 283,257,258 were Series “A” shares, all of which were class “I”, common, no-par value shares. The latter group of shares was related to the agreements entered into by GAP and each concessionaire subsidiary to assume their liabilities derived from the acquisition of the concessions, which were capitalized in equity, as described in Note 1.

c.	During an Ordinary General Stockholders’ Meeting held on August 20, 1999, the sale of 84,150,000 Series “BB” shares, representing 15% of capital stock, to AMP was approved. AMP subsequently transferred the shares to a trust established in the Trust Division of Banco Nacional de Comercio Exterior, S.N.C. (Bancomext). Also, the Mexican Government sold 286,110,000 Series “A” shares and 190,740,000 Series “B” shares and one Series “A” share owned by ASA to a trust established in the Trust Division of Nacional Financiera, S.N.C.

d.	During the Ordinary General Stockholders’ Meetings of certain subsidiaries held in 2002, the decision was made to reclassify a portion of the balance of the cumulative initial effect of deferred income tax account to retained earnings and subsequently declare dividends in favor of the Company (see Note 14.a).

e.	During an Ordinary General Stockholders’ Meeting held on April 30, 2003, cash dividends of $278,949 ($250,000 historical pesos) were declared in favor of stockholders.

f.	In an Ordinary General Stockholders’ Meeting held on April 30, 2004, the stockholders declared cash dividends in the amount of $293,301 ($275,000 historical pesos).

g.	In an Ordinary General Stockholders’ Meeting held on April 30, 2004, the stockholders approved the conversion of 286,110,000 shares of Series “A” capital stock, representing 51% of capital stock, into Series “B”, so that no Series “A” stock remained.

h.	In an Ordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders declared cash dividends in the amount of $602,716 ($590,000 historical pesos), which were paid on May 4, 2005.

i.	In an Extraordinary General Stockholders’ Meeting held on April 15, 2005, the stockholders approved the conversion of 510,000,000 shares of fixed capital stock into equal shares of variable capital stock.

j.	In an Ordinary General Stockholders’ Meeting held on April 27, 2005, the stockholders declared cash dividends in the amount of $449,483 ($440,000 historical pesos), which were paid on June 3, 2005.

k.	The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed, except as stock dividends, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005, 2004 and 2003, the legal reserve, in historical pesos, was $102,944, $83,578 and $69,149 respectively.

l.	Dividends paid to non-resident holders with respect to Series B shares and ADSs are currently not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax calculated on a gross-up basis by applying a factor of 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 33% in 2004, 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. According to the income tax law, the Company is responsible for the withholding and payment of the corporate-level dividend income tax.

m.	The balances of stockholders’ equity tax accounts as of December 31 are as follows:

	2005	2004	2003
Contributed capital account	$22,549,057	$22,549,057	$22,549,057
Net tax income account	891,655	1,253,322	1,050,682

Total	$23,440,712	$23,802,379	$23,599,739

12.	Foreign currency balances and transactions

a.	At December 31 the foreign currency monetary position is as follows:

	2005	2004
Thousands of US Dollars:
Monetary assets:
Cash and temporary investments	19,175	21,764
Trade accounts receivable	3,490	3,957

	22,665	25,721

Monetary liabilities:
Suppliers	(23)	(72)

Net asset position	22,642	25,649

Equivalent in Mexican pesos	$242,520	$288,931

b.	Transactions denominated in foreign currency were as follows:

	2005	2004	2003
	(In thousands of US Dollars)
Revenues from aeronautical and non- aeronautical services	17,815	13,269	7,348

Technical assistance fee	4,523	4,380	4,299

Import purchases, technical assistance and other expenses	2,411	2,333	2,554

c.	The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	2005	December 31, 2004	2003	February 16, 2006
U.S. dollar exchange rate – pesos per one U.S. dollar (See Note 3.o)	$10.7109	$11.2648	$11.2360	$10.5249

13.	Transactions with related parties

Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2005	2004	2003
Revenues:
Revenues from aeronautical and non-aeronautical services invoiced to Cintra	$895,981	$808,854	$743,257

Expenses:
Technical assistance fees	$92,363	$78,052	$66,671

Services received	$56,785	$55,400	$45,396

Government concession fees	$128,697	$112,411	$98,417

Revenues invoiced to Cintra airlines include $744,358, $670,244 and $569,136 of passenger charges for the years of 2005, 2004 and 2003, respectively.

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in exchange for consideration. The agreement’s original 15-years term may be automatically renewed for successive five-year terms, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. If AMP and GAP decide to renew the agreement, GAP’s stockholder approval would be required.

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual consideration of US$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of US$4,000,000 or 5% of GAP’s consolidated operating income, calculated prior to deducting the technical assistance fee, depreciation and amortization (these amounts are subject to restatement based on the U.S. National Consumer Price Index (CPI)).

AMP is also entitled to the refund of expenses incurred in the rendering of the services provided for in the agreement.

As described in Note 1.b, according to the terms of the concessions and the Government Duties Law, the Company must pay the Mexican Government annual fees for the rights to use airport facilities equivalent to 5% of each concessionaire’s annual gross revenues.

14.	Income taxes, tax on assets and statutory employee profit sharing

In accordance with Mexican tax law, the Company is subject to income tax and tax on assets, which take into consideration the taxable and deductible effects of inflation. The income tax rate was 30% in 2005, 33% in 2004 and 34% in 2003. Tax on assets is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds income tax payable for the same period; any required payment of tax on assets is creditable against the excess of income tax over tax on assets of the following ten years.

On December 1, 2004, certain amendments to the income tax and tax on assets Laws were published and are effective as of 2005. The most significant amendments applicable to the Company were as follows: a) the income tax rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007 and thereafter; b) as of 2006, paid statutory employee profit sharing will be fully deductible for income tax purposes; and c) bank liabilities and liabilities with foreign entities are included in the determination of the tax on assets taxable base.

a.	Recoverable income tax

In 2002, certain subsidiaries declared dividends in favor of the Company for $162,254 ($142,939 historical pesos). However, as part of the tax planning of the Company, such dividends were not applied against the net tax income account and instead were applied against the account “Cumulative initial effect of deferred income taxes”, which account is not a part of the Company’s normal operations and thus generated income tax of $86,989 ($76,969 historical pesos), payable by the Company, according to Article 11 of the Income Tax Law. Such amount was charged to retained earnings and paid to the tax authorities on December 17, 2002.

The Company subsequently considered that the above tax payment could have been credited against tax on assets of the year of the subsidiaries that declared the dividend, based on Article 9 of the Asset Tax Law.

As such, the Company decided to record taxes paid as recoverable income tax and request the related refund. If a negative response is received, the Company will claim such refund by filing a proceeding for annulment with the Mexican Treasury Department. The recognition of this asset generated an additional credit in the 2002 statement of income, which is presented as part of income tax expense. The Company has engaged legal counsel to assist in the refund and recovery of the taxes paid. The Company and its legal advisors consider that sufficient evidence exists to conclude that the Company is entitled to a refund from the tax authorities. Also, according to legal counsel, if the request were rejected, it could be challenged before the Federal Tax Court, considering that the latter has confirmed this interpretation on various other occasions.

In July 2003, the Company filed a request with the tax authorities for confirmation of the criteria under which it was requesting this refund and as well, requested the related refund. However, in the case of the Aguascalientes, La Paz and Mexicali airports, the tax authorities required that these airports deposit a monetary guarantee to the tax authorities, in order for the tax authorities to be able to determine if the criteria of the refund was appropriate or not. As a result of this request for guarantee from the tax authorities and due to the fact that the Mexican Treasury Department had not confirmed the criteria for the refund, these airports withdrew these actions and filed new petitions in December 2003. The Mexican Treasury Department did not respond within the applicable statute of limitations with respect to the La Paz and Mexicali airports. These airports assumed a negative response and filed for a judicial annulment. As of the date of issuance of these financial statements, both cases are still pending resolution.

In the case of the Aguascalientes airport, the Mexican Treasury Department responded indicating they would not make a determination related to the criteria, citing the need for additional documentation. Subsequently, this airport obtained a judicial annulment, as the request for additional documentation by the Mexican Treasury Department was outside the statute of limitations, which obligated the Mexican Treasury Department to submit a response relating to the criteria and, in the case in which the criteria were positive, refund the taxes paid with respect to this airport. In November 2005, this airport received a refund from the Mexican Treasury Department of $5,339 ($4,826 historical pesos). However, because the Mexican Treasury Department did not send a formal response indicating that they accepted the criteria originally submitted by the Aguascalientes airport, the airport has since filed a complaint requesting the Mexican Treasury Department’s confirmation of the criteria.

Rulings, which were requested with regard to the remaining airports, Puerto Vallarta and Tijuana, were rejected. As such, these airports filed a proceeding for judicial annulment in October 2003.

Annual tax returns for the airports requesting this refund include a disclosure of the requested refund. However, in the case of the Tijuana airport, in May 2005, the Mexican Treasury Department issued a fine on the grounds that they considered the inclusion of this requested refund in the annual tax return to be inappropriate. In an effort to avoid additional interest, should it challenge the fine and ultimately lose the case, the Tijuana airport paid the fine. Additionally, as a result of paying the fine at the time it was assessed, the fine was reduced by a 20% discount over the amount of the requested refund. As such, the airport paid $11,446 (historical pesos). However, based on the opinion of the Company’s legal counsel, this fine will be recoverable as it has no legal basis.

The Company also decided to record an additional recoverable income tax asset for the same amount, based on practical evidence that such tax may be credited against corporate income tax to be incurred by the subsidiaries involved over the next three years, according to the subsidiaries’ projections of taxable income. The retained earnings account was credited to record this asset, since the tax originated from such account. During the years ended December 31, 2005, 2004 and 2003, income tax credited against this asset was $5,929, $24,539 and $56,073, respectively.

b.	Income tax expense consists of the following:

	2005	2004	2003
Income tax:
Current	$339,961	$300,069	$233,848
Deferred	113,676	176,402	170,428

Income tax expense	$453,637	$476,471	$404,276

c.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of income before income tax and statutory employee profit sharing for the years ended December 31 is shown below:

	2005	2004	2003
Statutory rate	30%	33%	34%

Effect of permanent differences	(1)%	1%	(1)%

Effects of inflation	1%	1%	—

Effects of ASA services	—	—	3%

Effect in deferred income tax for reduction of rate	—	7%	—

Change in valuation allowance	11%	14%	20%

Effective rate	41%	56%	56%

d.	At December 31, the main items comprising the deferred income tax asset are:

	2005	2004
Airport concessions and rights to use airport facilities	$393,266	$486,124
Trade accounts receivable	9,526	9,648
Embedded derivatives	(4,499)	(10,180)

Deferred income tax from temporary differences	398,293	485,592

Effect of tax loss carryforwards	104,898	14,343
Recoverable tax on assets paid	733,954	586,802

	1,237,145	1,086,737

Valuation allowance for recoverable tax on assets paid	(489,805)	(403,837)
Valuation allowance for tax loss carryforwards	(45,307)	(14,343)

Net long-term deferred income tax asset	$702,033	$668,557

Mexican Income Tax Law allows Mexican companies utilizing fiscal amortization rates that are lower than the maximum allowable rates to change their fiscal amortization rates every five years, never to exceed the maximum rate allowable. In the case of each of our airports, since 2000, we had been utilizing rates lower than 15%, the maximum allowable rate, to amortize the airport concessions and rights to use airport facilities assets for fiscal purposes.

Given that a five-year period had elapsed since the time the fiscal amortization rates were set, in an effort to optimize our effective tax rate and our financial position on a long-term basis, beginning January 1, 2005, we elected to modify the fiscal amortization rates for the airport concession and rights to use airport facilities assets.

The effect of these changes in fiscal amortization rates resulted in a decrease in the consolidated deferred income tax asset of $103,233 related to airport concessions and rights to use airport facilities.

The change in the fiscal amortization rates also affected the deferred tax asset related to the payment of asset tax recorded as of December 31, 2004. At the Morelia airport, such deferred tax asset increased by $13,608, while at the Hermosillo airport, the asset decreased by $21,109. Although the Morelia airport had not previously generated net operating losses, the deferred tax asset related to asset tax was reserved based on the projections of future operations of the airport. However, because of the change in the fiscal amortization rates, management’s projections indicate future taxable income and thus, the valuation allowance for this deferred tax asset at the Morelia airport was reversed during 2005.

As well, due to the reacquisition of the long-term lease agreement at the Puerto Vallarta airport, this airport began to generate higher income tax over asset tax, indicating the future recoverability of the deferred tax asset at this airport related to asset tax previously paid. As such, the Company decreased the valuation allowance against this deferred tax asset by $37,670 (in constant pesos).

Accordingly, management believes that these airports discussed above, as well as the Guadalajara, Bajío and San Jose del Cabo airports, which had previously recognized deferred tax assets related to payment of asset tax, will recover an aggregate deferred tax asset related to asset tax within the permitted 10-year carryforward period (which began in 2002) of $244,149 as of December 31, 2005.

In addition, considering future projections of the income tax base of the Aguascalientes, La Paz and Mexicali airports, management of the Company believes that such airports will recover loss carryforwards generated as of December 31, 2005, for a sum of $212,825 (in constant pesos).

e.	Recoverable tax on assets for which a prepaid income tax has been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2005 and expiration years are as follows:

Year of Expiration	Recoverable Asset Tax
2012	$219,957
2013	209,268
2014	157,577
2015	147,152

$733,954

f.	In 2003, the Company filed a request with the tax authorities regarding the confirmation of the criteria that the Company can use to calculate the base of asset tax. The Company is requesting that such calculation, based on the interpretations of tax law as published by the Mexican Treasury Department, should only take into account the amount effectively paid by AMP for the shares of the Company that was reflected in the assets in each concession acquired through the bidding process. On April 23, 2004, the Mexican Treasury Department refused to confirm the criteria requested by the Company. The Company subsequently initiated a judicial annulment proceeding. On September 2, 2005, the court ruled that the Mexican Treasury Department must either confirm the criteria or grant other tax benefits to the Company. If the Mexican Treasury Department confirms the criteria, the Company will be entitled to a recovery, whether it be a refund or credit, of almost all of the asset tax previously paid. As a consequence, the Company’s effective tax rate in the future could also be reduced.

15.	Commitments

a.	The Company has leased office space under two five-year operating lease agreements, effective as of February 2001 and February 2003. The respective monthly rents are US$19,584 and US$7,439. Base rent is subject to increases according to the NCPI and the CPI, respectively.

Lease expense was $3,898, $4,239 and $4,180 for the years ended December 31, 2005, 2004 and 2003, respectively.

b.	On July 14, 2000, the Company submitted its Master Development Program (MDP) for each of the 12 airports to the SCT. Approval was granted on November 30, 2000. A subsequent request to change the initial program was filed with the SCT, including new investments and replacing other investments that had been originally considered. This represented an increase of approximately 20% in investment commitments. SCT approved the request for the increase in the amount on September 5, 2003.

Also, on December 16, 2004, SCT authorized the Company’s MDP update for the next five-years period 2005-2009. The table below shows the investments to be made during this period, as approved by the SCT:

Year	MDP	Investment for handling checked-in luggage	Total amount
2005	$338,071	$308,843	$646,914
2006	424,697	—	424,697
2007	359,683	—	359,683
2008	311,560	—	311,560
2009	243,277	—	243,277

	$1,677,288	$308,843	$1,986,131

Amounts set forth above are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003, as the Company is currently discussing with SCT the determination of the correct inflation index that has to be used to restate such amounts as of December 31, 2005.

16.	Contingencies

a.	Several municipalities have filed real estate tax claims against some subsidiary concessionaires related to the land where the airports are located. Based on the opinion of its external legal counsel, the Company believes that there are no legal grounds for such claims. Therefore, the Company has initiated legal proceedings to invalidate the charges, and, where applicable, related foreclosures or other actions. Although no assurance can be given, the Company does not expect the resolutions to have any adverse effects on its consolidated financial position or results of operations.

On June 8, 2005, the Tijuana airport received a second municipal real estate tax claim of $146,442 (historical value), similar to municipal claims previously received by this and other airports, as described above. On September 22, 2005, the municipal authorities ordered the temporary encumbrance of certain of the Tijuana airport’s assets totaling $104,763 (historical value), because the Tijuana airport did not post a bond with the court as provisional security in connection with this claim. Although the encumbered assets have not affected the operation of the airport, the Company intends to deposit a bond of $141,770 (historical value) with the court in place of such encumbered assets, corresponding to an amount agreed to by the municipal authorities, given that the amount of the encumbered assets differed from the original real estate tax claim (see further discussion in Note 23.a). The Company anticipates that upon its payment of such bond, the encumbrances will be lifted unconditionally.

Additionally, in the case of the Mexicali airport, claims have been filed for $89 million (historical pesos), which is guaranteed with an encumbrance on 25% of the daily revenues of the parking lot of the airport, from November 2004 and until December 31, 2005. The cumulative amount of such encumbrances is $1,896 (historical pesos). The Company is taking legal action to dispute the claim and release the encumbrance, as well as to recover the encumbered amounts.

In addition, on December 23, 2005 the Company received a notice requiring payment of municipal real estate tax for the sum of $12,246 at the San José del Cabo airport. The Company will take legal action similar to that taken regarding these claims at other airports.

b.	In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, which was a rural property (Ejido) owned by a group of farmers. The farmers have raised claims against the indemnity payments received from the Mexican Government. One such claim demands reversal of the land expropriation. While such claims are not actually against the Company, a favorable ruling on the return of the land might disrupt the current airport operation. According to the concession terms, access by the Company to land assigned to concessionaires is guaranteed. Therefore, the Company believes, although no assurance can be given, that the Mexican Government would be liable for any operational disruption caused by the farmers and would have to restore the concessionaire rights of use of public property.

c.	Federal, state and environmental protection laws regulate the Company’s operations. According to these laws, the passing of regulations relating to air and water pollution, environmental impact studies, noise control and disposal of dangerous and non-dangerous material has been considered. The Federal Environmental Protection Agency has the power to impose administrative, civil and criminal penalties against companies violating environmental laws. It is also entitled to close any facilities that do not meet legal requirements.

d.	In 2002, the Company settled a dispute with ASA related to administrative services provided to the Company during 1999. As a result of the settlement, the Company recorded a liability of $65,693 (constant pesos) during 2002, which was ultimately paid to ASA during 2003. The Company considered these fees deductible for fiscal year 2003 and accordingly filed a request with the Mexican Treasury Department to confirm that such tax treatment was appropriate, regardless of the fact that the settlement took place in 1999.

During 2004, the Mexican Treasury Department responded to the request rejecting the criteria for deduction in 2003 proposed by the Company. In 2004, the Company initiated an annulment proceeding. In 2005, the Company received a favorable ruling with respect to the claim of Aguascalientes airport, but received an unfavorable ruling in a first instance on the claims with respect to the Bajío, Guadalajara, Tijuana, Puerto Vallarta and San José del Cabo airports. If the Company is not successful in such claims, it is expected that it may be required to pay $21.5 million plus penalties and interest accumulated through the date of payment. Although no assurance can be provided, the Company and its legal counsel believe that the matter is likely to be resolved in the Company’s favor on appeal.

e.	A claim has been filed against the Company by Remaconst, S.A. de C.V. concerning a contract entered into between Remaconst and ASA, the Company’s predecessor, in 1992. Remaconst had the right, pursuant to the 1992 contract, to operate the shuttle busses at the Guadalajara International Airport for a period of ten years. At the expiration of the ten-year period, the Guadalajara International Airport terminated the contract. Upon the termination of the contract, Remaconst filed a claim against the Company disputing the termination of the contract on the basis that it had not recovered the investment it made in the shuttle busses pursuant to the terms of the contract during the ten-year period. In September 2005, the trial court ruled in favor of the Company and rejected Remaconst’s claim. Remaconst appealed the decision of the trial court, which was decided in the Company’s favor in January 2006. Remaconst may initiate proceedings in federal court for final review of the trial and appellate decisions, which were state court decisions. Although the Company believes it is unlikely, if Remaconst were to receivable a favorable ruling against the Company, the Company believes its maximum exposure would not exceed approximately $110 million.

f.	The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Because a substantial majority of our international flights involve travel to the U.S., we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The Mexican government, being part of the International Civil Aviation Organization (OACI), indirectly accepted a resolution proposed by OACI related to requiring all checked baggage on all commercial flights beginning in January 2006 to undergo a comprehensive screening process. The new process is expected to require the installation of new screening equipment, which the Company will be required to purchase and operate. The Company cannot currently estimate the cost to us of compliance with the new screening guidelines. The Company could be required to undertake significant capital expenditures and ongoing operating expenses to comply with these requirements, which could restrict its liquidity and adversely affect its operating results. In addition, the Company may be exposed to a higher risk of liability as a result of the requirement that it directly operates this equipment.

17.	Information by industry segment

The Company determines and evaluates its airports’ individual performances before allocating personnel-related costs and other costs incurred by Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP), the subsidiary relating to the Company’s senior management. All airports provide similar services to their customers. The following table shows a summary of the Company’s financial information by segment as it relates to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Hermosillo and Bajío airports. The financial information relating to the remaining six airports, as well as that of SIAP, Pacific Cargo, and the Company (including investment in its subsidiaries) was combined and included under “Other”. The elimination of the investment of the Company in its subsidiaries is included under “Eliminations”.

December 31, 2005	Guadalajara	Tijuana	Puerto Vallarta
Total revenues	$824,269	$326,682	$410,828
Income from operations	389,814	74,012	217,357
Interest income (expense)	32,091	3,486	7,476
Income tax expense	120,665	88,738	28,055
Total assets	8,115,272	4,739,598	3,326,793
Total liabilities	65,528	45,510	56,434
Capital expenditures	164,726	32,315	137,981
Buildings, building improvements, machinery and equipment	589,207	258,888	203,072
Other acquired rights	96,002	16,835	321,344
Depreciation and amortization for the year	192,727	123,925	79,801

December 31, 2004	Guadalajara	Tijuana	Puerto Vallarta
Total revenues	$762,266	$313,579	$320,651
Income from operations	345,973	45,912	143,949
Interest income (expense)	34,481	(8,788)	(2,394)
Income tax expense	135,101	98,177	66,716
Total assets	8,358,207	4,759,190	3,182,050
Total liabilities	69,854	49,111	33,517
Capital expenditures	251,396	13,975	338,668
Buildings, building improvements, machinery and equipment	451,408	247,037	73,362
Other acquired rights	98,200	17,226	328,846
Depreciation and amortization for the year	185,616	122,231	75,891

December 31, 2003	Guadalajara	Tijuana	Puerto Vallarta
Total revenues	$669,603	$295,208	$242,110
Income from operations	275,958	66,187	83,506
Interest income (expense)	36,806	(8,042)	9,940
Income tax expense	103,335	92,602	61,097
Total assets	8,265,673	4,918,988	3,122,864
Total liabilities	55,494	147,701	38,127
Capital expenditures	117,134	106,357	18,545
Buildings, building improvements, machinery and equipment	322,919	253,135	74,093
Other acquired rights	—	17,618	1,549
Depreciation and amortization for the year	177,719	113,798	70,316

December 31, 2005	Los Cabos	Hermosillo	Bajío
Total revenues	$431,335	$131,283	$155,554
Income from operations	273,263	44,274	67,209
Interest income (expense)	36,261	5,026	7,049
Income tax expense	86,488	41,499	20,672
Total assets	2,562,209	1,279,499	1,197,857
Total liabilities	46,162	18,484	19,767
Capital expenditures	29,427	42,193	22,237
Buildings, building improvements, machinery and equipment	108,013	100,330	128,056
Other acquired rights	399,306	1,998	—
Depreciation and amortization for the year	57,024	32,491	32,589

December 31, 2004	Los Cabos	Hermosillo	Bajío
Total revenues	$323,025	$121,679	$137,983
Income from operations	175,790	50,442	59,573
Interest income (expense)	24,700	5,173	7,834
Income tax expense	65,028	21,168	22,793
Total assets	2,605,137	1,343,923	1,257,967
Total liabilities	25,518	12,335	22,895
Capital expenditures	2,414	14,298	40,646
Buildings, building improvements, machinery and equipment	86,595	62,934	113,508
Other acquired rights	408,617	2,045	—
Depreciation and amortization for the year	56,394	23,767	30,185

December 31, 2003	Los Cabos	Hermosillo	Bajío
Total revenues	$281,009	$106,911	$128,763
Income from operations	138,836	42,122	53,889
Interest income (expense)	16,581	4,340	6,804
Income tax expense	49,783	15,550	21,089
Total assets	2,543,960	1,335,821	1,237,840
Total liabilities	19,104	7,751	10,122
Capital expenditures	3,820	7,518	23,014
Buildings, building improvements, machinery and equipment	92,324	53,559	78,486
Other acquired rights	417,596	2,091	—
Depreciation and amortization for the year	56,439	20,242	28,216

December 31, 2005	Other	Eliminations	Total
Total revenues	$1,170,572	$(859,208)	$2,591,315
Income from operations	784,250	(747,811)	1,102,368
Interest income (expense)	(1,563)	—	89,826
Income tax expense	67,520	—	453,637
Total assets	27,345,362	(24,221,094)	24,345,496
Total liabilities	391,506	(358,751)	284,640
Capital expenditures	158,559	—	587,438
Buildings, building improvements, machinery and equipment	453,450	(64)	1,840,952
Other acquired rights	1,673	—	837,158
Depreciation and amortization for the year	98,581	—	617,138

December 31, 2004	Other	Eliminations	Total
Total revenues	$865,774	$(581,645)	$2,263,312
Income from operations	448,747	(400,875)	869,511
Interest income (expense)	(681)	—	60,325
Income tax expense	67,488	—	476,471
Total assets	27,711,980	(24,550,286)	24,668,168
Total liabilities	287,866	(287,171)	213,925
Capital expenditures	85,174	—	746,571
Buildings, building improvements, machinery and equipment	329,718	(63)	1,364,499
Other acquired rights	1,712	—	856,646
Depreciation and amortization for the year	79,051	—	573,135

December 31, 2003	Other	Eliminations	Total
Total revenues	$749,976	$(489,538)	$1,984,042
Income from operations	363,494	(321,587)	702,405
Interest income (expense)	(1,982)	—	64,447
Income tax expense	60,820	—	404,276
Total assets	27,603,565	(24,569,818)	24,458,893
Total liabilities	246,972	(413,695)	111,576
Capital expenditures	47,401	—	323,789
Buildings, building improvements, machinery and equipment	288,705	(64)	1,163,157
Other acquired rights	1,751	—	440,605
Depreciation and amortization for the year	69,557	—	536,287

18.	Revenue

According to the General Law on Airports and its regulations, Company revenues are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service suppliers. Complementary services are mainly those established in the General Law on Airports and its regulations: ramps and handling services, catering, fuel supply, maintenance and repairs, and traffic and dispatch services.

A price regulation system establishes a maximum rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “work load unit” that may be earned at an airport each year from regulated sources. Under this regulation, a work load unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

During the periods ended December 31, 2005, 2004 and 2003, the Company charged up to 99.2%, 98.2% and 99.7% respectively, of the maximum rate.

For presentation purposes, revenues from access fees charged to third party providers of complementary services are classified as airport services. Commercial services include services that are not essential for the operation of an airport, such as lease of space to retailers, restaurants and banks. Below is a detail of the Company’s revenues for the years ended December 31, 2005, 2004 and 2003, respectively, according to the General Law on Airports and its regulations:

	2005	2004	2003
Regulated revenues
Airport operating services to airlines:
Landing	$130,536	$122,777	$136,741
Charges for not canceling extended stay reservations	2,104	237	183
Parking on embarking/disembarking platform	93,383	90,970	127,795
Parking on extended stay or overnight platform	17,761	13,961	14,590
Passenger walkways and shuttle buses	22,848	22,157	24,270
Airport security charges	29,401	25,660	24,154
Airport real estate services to airlines:
Leasing of hangars to airlines	12,973	14,785	15,271
Leasing of shops, warehouses and stockrooms to airlines (operating)	3,686	3,727	3,977
Leasing of space and other terminal facilities to airlines within the terminal (operating)	25,563	23,806	19,693
Leasing of land and other surfaces to airlines outside the terminal (operating)	5,509	5,582	4,643
Leasing of check-in desks and other terminal space	16,893	12,773	11,861
Leasing of desks and other terminal space for ticket sale	5,235	6,173	6,096
Airport passenger services:
Domestic passenger charges	854,293	804,075	741,663
International passenger charges	841,034	663,982	501,256
Airport real estate services and rights of access to other operators	13,931	18,293	9,584
Complementary services:
Catering services	12,225	12,442	15,071
Other third-party ramp services rendered to airlines	8,286	8,108	9,688

Traffic and/or dispatch	14,066	11,968	16,038
Fuel supply or removal	2,904	3,683	2,844
Third-party airplane maintenance and repair	268	219	109

Total regulated revenues included in the maximum rate	2,112,899	1,865,378	1,685,527

Regulated revenues not included in the maximum rate:
Car parking charges	98,680	90,056	69,255
Recovery of cost over aeronautical services	10,209	9,431	9,000
Recovery of cost over non-aeronautical services	10,430	8,224	7,560

Total regulated revenues not included in the maximum rate	119,319	107,711	85,815

Total regulated revenues	2,232,218	1,973,089	1,771,342

	2005	2004	2003
Unregulated revenues
Commercial concessions (1):
Retail operations	41,652	29,519	15,570
Food and beverages	31,208	27,837	22,852
Duty free	24,582	17,272	6,613
VIP lounges	5,198	2,135	382
Financial services	5,582	4,552	3,443
Communications and networks	10,019	8,798	7,543
Car rentals	38,454	33,827	28,573
Advertising	24,337	22,626	18,059
Time sharing	48,217	24,019	17,329
Leasing of space to airlines and other complementary service providers (non-operating)	43,013	53,499	35,759

Revenues from sharing of commercial activities (1):
Retail operations	4,239	2,582	978
Food and beverages	9,535	5,276	3,071
Duty free	17,949	12,634	10,497
Financial services	347	440	752
Communications and networks	211	301	679
Car rentals	6,652	3,532	1,172
Advertising	231	228	3,310
Time sharing	855	276	177
Others	2,616	1,988	1,545
Access fee for ground transportation	9,969	6,030	4,133
Non-airport access fees	26,540	25,608	22,417
Services rendered to ASA	61	97	1,754
Various commercial-related revenues	7,630	7,147	6,092

Total unregulated revenues	359,097	290,223	212,700

Total revenues	$2,591,315	$2,263,312	$1,984,042

(1)	Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above.

Future minimum rentals as of December 31, 2005, are as follows:

Year	Amount
2006	$242,074
2007	176,671
2008	131,334
2009	100,596
2010	75,688
Thereafter	54,301

Total	$780,664

Amounts include contracts denominated in both Mexican pesos and U.S. dollars. The U.S. dollar denominated future minimum rentals were translated to Mexican pesos using the exchange rate applicable on December 31, 2005, which was a rate of $10.7109 Mexican pesos to 1 U.S. dollar.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2005, 2004 and 2003 are disclosed under the caption “Revenues from sharing of commercial activities”.

19.	Cost of services

Cost of services for the years ended December 31 is composed of the following:

	2005	2004	2003
Employee costs	$285,775	$275,823	$266,316
Maintenance	121,877	104,762	97,699
Safety, security and insurance	85,114	86,839	78,929
Utilities	66,996	63,891	55,234
Other	90,987	98,888	82,084

	$650,749	$630,203	$580,262

20.	Depreciation and amortization

Depreciation and amortization for the years ended on December 31 are composed of the following:

	2005	2004	2003
Depreciation	$105,467	$97,804	$77,270
Amortization	511,671	475,331	459,017

	$617,138	$573,135	$536,287

21.	New accounting principles not yet in effect

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards

NIF A-2 Fundamental Principles

NIF A-3 Users’ Needs and Financial Statement Objectives

NIF A-4 Qualitative Characteristics of Financial Statements

NIF A-5 Basic Elements of Financial Statements

NIF A-6 Recognition and Valuation

NIF A-7 Presentation and Disclosure

NIF A-8 Supplementary Standards to Mexican GAAP

NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•	NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•	NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its consolidated financial information.

22.	Differences between Mexican GAAP and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The principal differences between Mexican GAAP and U.S. GAAP and the effects on the consolidated net income and consolidated stockholders’ equity of the Company are presented below with an explanation of the adjustments.

	For the years ended December 31,
	2005	2004	2003
Reconciliation of net income
Net income according to Mexican GAAP	$658,812	$400,227	$321,665

U.S. GAAP adjustments
(i) Amortization of the cost of airport concessions	399,686	367,716	357,059
(ii) Amortization of assets under capital lease (“Rights to use airport facilities” under Mexican GAAP)	(25,730)	(25,730)	(25,730)
(iii) Deferred fees for technical assistance services	(14,714)	(14,441)	(2,017)
(iv) Recognition of the fair value of embedded derivative instruments	(8,868)	(40,363)	(10,333)
(v) Preoperating costs	(4,976)	(14,307)	—

(vi) Legal gain contingency	(11,446)	—	—
(vii) Other income from recoverable taxes	4,826	—	—

Total U.S. GAAP adjustments before the effect of deferred income taxes	338,778	272,875	318,979

(viii) Deferred income taxes	(108,994)	(792,832)	(110,370)

Total U.S. GAAP adjustments	229,784	(519,957)	208,609

Net income (loss) according to U.S. GAAP	$888,596	$(119,730)	$530,274

	At December 31,
	2005	2004
Reconciliation of stockholders’ equity
Stockholders’ equity according to Mexican GAAP	$24,060,856	$24,454,243

U.S. GAAP adjustments
(i) Initial cost of airport concessions (recorded to common stock under Mexican GAAP)	(19,445,156)	(19,445,156)
(i) Accumulated amortization of airport concessions	2,325,276	1,925,590
(ii) Amortization of assets under capital lease (“Rights to use airport facilities” under Mexican GAAP)	(162,956)	(137,226)
(iv) Recognition of the fair value of embedded derivative instruments	(55,252)	(46,384)
(v) Preoperating costs	(19,283)	(14,307)
(vi) Legal gain contingency	(11,446)	—
(vii) Recoverable income taxes	(82,164)	(86,990)

Total U.S. GAAP adjustments before the effects of deferred income taxes	(17,450,981)	(17,804,473)

(viii) Deferred income taxes	4,864,113	4,973,107

Total U.S. GAAP adjustments	(12,586,868)	(12,831,366)

Stockholders’ equity according to U.S. GAAP	$11,473,988	$11,622,877

A summary of the changes in consolidated stockholders’ equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common Stock	Additional Paid- in Capital	Retained Earnings	Cumulative Other Comprehensive Income	Total Stockholders’ Equity
Balance at January 1, 2004	$3,103,905	$16,615	$8,900,947	$—	$12,021,467
Net loss	—	—	(119,730)	—	(119,730)
Deferred fees for technical assistance services	—	14,441	—	—	14,441
Dividends (0.527 Pesos per basic share)	—	—	(293,301)	—	(293,301)

Balance at December 31, 2004	3,103,905	31,056	8,487,916	—	11,622,877

Net income	—	—	888,596	—	888,596
Deferred fees for technical assistance services	—	14,714	—	—	14,714
Dividends (1.890 Pesos per basic share)	—	—	(1,052,199)	—	(1,052,199)

Balance at December 31, 2005	$3,103,905	$45,770	$8,324,313	$—	$11,473,988

Condensed balance sheets and statements of operations including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, are as follows:

	At December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$783,340	$978,388
Other current assets	623,889	757,886

Total current assets	1,407,229	1,736,274

Buildings, building improvements, machinery and equipment – net	1,840,952	1,364,499
Assets under capital lease – net (“Rights to use airport facilities” under Mexican GAAP)	2,230,055	2,348,395
Deferred income taxes	5,439,373	5,509,369

Other assets	886,375	888,292

Total assets	$11,803,984	$11,846,829

	At December 31,
	2005	2004
Liabilities and stockholders’ equity:
Current liabilities	$239,732	$192,373

Total liabilities	329,996	223,952

Common stock	3,103,905	3,103,905
Additional paid-in capital	45,770	31,056
Retained earnings	8,324,313	8,487,916

Total stockholders’ equity	11,473,988	11,622,877

Total liabilities and stockholders’ equity	$11,803,984	$11,846,829

	For the years ended December 31,
	2005	2004	2003
Net revenues	$2,562,156	$2,259,306	$1,973,709

Cost of services	656,394	645,281	580,807
Technical assistance fees	107,077	92,493	68,688
Government concession fees	128,697	112,411	98,417
Depreciation and amortization	243,182	231,149	204,958

Total cost of services	1,135,350	1,081,334	952,870

Income from operations	1,426,806	1,177,972	1,020,839

Net comprehensive financing income (expense)	31,855	(13,561)	24,091
Other expense – net	(7,434)	(2,451)	(10)
Income tax expense	(562,631)	(1,281,690)	(514,646)

Net income (loss)	$888,596	$(119,730)	$530,274

Weighted average number of common shares outstanding	556,792,500	556,792,500	556,792,500
Weighted average number of common shares and common share equivalents	561,000,000	556,792,500	561,000,000

Basic earnings (loss) per share (Mexican pesos)	$1.5959	$(0.2150)	$0.9524
Diluted earnings (loss) per share (Mexican pesos)	$1.5840	$(0.2150)	$0.9452

(i) Airport concessions

Under Mexican GAAP, the cost of the concessions to operate the airports and the related facilities was allocated to two intangible assets: “right to use airport facilities” and “airport concessions.” “Airport concessions” represents the residual value after the allocation of cost to the “rights to use airport facilities.” The cost allocated to the “rights to use airport facilities” was determined based on the Mexican GAAP inflation adjusted cost of the related fixed assets recorded in the accounts of ASA as of October 31, 1998. The remainder was allocated to airport concessions. The total value of the granted concession was determined by reference to the sale proceeds of the equity sold to AMP in August 1999. The consideration for the concessions to operate the facilities was provided by the issuance of the common stock of the Company.

The acquisition of the airport concessions and rights to use airport facilities was a transaction between entities under common control of the Mexican government and did not involve cash consideration. U.S. GAAP requires that when assets are transferred between entities under common control, the receiving entity is required to initially recognize the assets at the carrying amount of the transferring entity on the date of transfer. As there was no historical value recorded for the airport concessions between the SCT and ASA, there is no value assigned to the airport concessions for purposes of U.S. GAAP.

(ii) Amortization of assets under capital lease (treated as intangible “rights to use airport facilities” under Mexican GAAP)

As discussed above, according to Mexican GAAP, the cost of the concessions to operate the airport and the related facilities was allocated to two intangible assets: “rights to use airport facilities” and “airport concessions”. For purposes of U.S. GAAP, in accordance with Emerging Issues Task Force Abstract (EITF) 01-8, Determining Whether an Arrangement Contains a Lease, Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases (SFAS No. 13) and Financial Accounting Standards Board Interpretation (FIN) No. 23, Leases of Certain Property Owned by a Governmental Unit or Authority, the rights to use airport facilities meets the criteria related to a capital lease. As the lease is between governmental entities under common control, the related fixed assets must be recorded at the carrying amount of the transferring entity. Additionally, payments for the rights to use airport facilities are based on five percent of annual gross revenues. In accordance with SFAS No. 13, such payments, which depend on a factor directly related to future sales, are considered contingent rentals and are excluded from minimum lease payments in their entirety. Accordingly, no capital lease obligation is recognized for purposes of U.S. GAAP, and the corresponding credit related to the recognition of the assets under capital lease was recorded directly in stockholders’ equity.

The assets under capital lease include both land and buildings. SFAS No. 13 requires that when a capital lease includes land and buildings, the fair value of the land must be compared to the fair value of the entire amount of assets under lease in order to determine the appropriate accounting treatment of the land. If the fair value of the land is less than 25% of the fair value of all the assets under lease, the historical cost of the land should be recorded as a single unit with the building and the unit should be amortized over the economic life of the building. Otherwise, the land should be treated as an operating lease. Accordingly, the Company obtained an independent appraisal of all fixed assets included under the capital lease as of the date of the concession and determined that the fair value of the land fell below the 25% threshold.

Amortization of the land under Mexican GAAP, included within the intangible asset rights to use airport facilities, is over a period of 50 years while buildings are amortized over a period of 25 years. Thus, for purposes of the U.S. GAAP reconciliation, the Company increased the amortization of the land by two percent so that the building and land are amortized as a single unit in accordance with SFAS No. 13.

(iii) Deferred fees for technical assistance services

As disclosed in Note 1 to the consolidated Mexican GAAP financial statements, on August 25, 1999, the Company and AMP entered into an agreement (the “Stock Option Agreement”) whereby the Company granted to AMP the right to acquire an additional five percent of the Company’s outstanding Series “B” common stock, provided that AMP has complied with its obligations under the technical assistance agreement. The option is exercisable in three tranches of two percent, two percent and one percent, each tranche exercisable during a two-years period beginning August 25, 2002, August 25, 2003 and August 25, 2004, respectively. The first two tranches were not exercised and expired on August 25, 2004 and August 25, 2005, respectively.

Mexican GAAP does not presently require the recognition of stock based compensation costs.

SFAS No. 123, Accounting for Stock Based Compensation, requires that all transactions in which equity instruments are issued to other than employees in conjunction with the selling of goods or services are to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Further, EITF 96-18, Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), provides guidance to establish a measurement date for awards issued to other than employees. As the Company does not believe that AMP has sufficiently large disincentives for nonperformance, and thereby does not have a performance commitment as defined by EITF 96-18, it has established the measurement date as the date performance by AMP is complete, and consequently recognizes the related cost of the award using variable accounting, as illustrated in FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Under variable accounting, the Company recognized expense and a corresponding addition to additional paid-in capital of $1,937 for the year ended December 31, 2004 and a recovery of previously recognized expense of $2,649 for the year ended December 31, 2003. As the service period over which AMP was required to provide technical assistance to the Company in order to be able to exercise the option was from August 1999 through August 2004, 100% of the compensation cost for the option award was recognized over such period. Accordingly, no additional compensation cost was recognized for the year ended December 31, 2005. The calculation of the cost related to the award was based on an initial estimated fair value of the option of U.S.$23,179 on August 25, 1999, inception of the award, which subsequently fell to U.S.$217 at August 25, 2004. The fair value of the award at August 25, 2004, the last measurement date, was based on an independent appraisal, determined using the Monte Carlo model, applying the following assumptions: dividend yields ranging from 1.20% to 2.24%, estimated volatility ranging from 30% to 41%, risk free rates of return ranging from 6.48% to 29.77% and an expected life of three to five years.

Additional information related to the options outstanding for the years ended December 31, is as follows:

	2005			2004
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price
Outstanding at January 1,	16,830,000	U.S.$	3.873	28,050,000	U.S.$	3.728
Expired	(11,220,000)		4.000	(11,220,000)		3.809

Outstanding at December 31,	5,610,000	U.S.$	3.898	16,830,000	U.S.$	3.873

The number of shares exercisable at December 31, 2005 and 2004 were 5,610,000 and 16,830,000, respectively, at a weighted-average exercise price of U.S.$ 3.898 and U.S.$ 3.873, respectively. As of December 31, 2005 and 2004, the weighted-average remaining contractual life of the outstanding option was 0.67 and 1.00 years, respectively.

In addition to the stock option, AMP also holds forfeitable shares of GAP common stock in a trust. Upon AMP’s initial acquisition in 1999 of 15% of GAP’s common stock, which represented 100% of the Series “BB” shares of GAP, and pursuant to the terms of the participation agreement between GAP and AMP, AMP signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C. and assigned to the trustee, all of the Series “BB” shares it acquired. In the trust agreement, GAP was named as secondary beneficiary only in the instance in which AMP does not comply with the terms of the technical assistance agreement, in which case 5% of the Series “BB” shares would be forfeited and sold, with the proceeds of the sale to be provided to GAP as liquidated damages and penalties. AMP may gradually sell the shares in increments over the 15-year term of its initial participation contract.

Based on the fact that the five percent of AMP’s initial investment held in the trust is forfeitable, subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of $14,714, $12,504 and $4,666 for the years ended December 31, 2005, 2004 and 2003, respectively. Such amount is included with the cost of the stock option in the U.S. GAAP reconciliation.

(iv) Recognition of the fair value of embedded derivative instruments

As part of its ongoing operations, the Company enters into operating lease agreements to lease commercial space in its airport terminals. Certain leases are priced in U.S. dollars while the functional currency of both the Company and the tenants to whom commercial airport terminal space is leased is the Mexican peso.

The U.S. dollar foreign currency component of these contracts meet the criteria under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS No. 133) as embedded derivatives. The Company has determined that i) the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contracts (lease agreements) and ii) separate, stand-alone instruments with the same terms as the embedded derivative instruments would otherwise qualify as a derivative instruments, thereby requiring separation from the lease agreements and recognition at fair value. Such instruments do not qualify for hedge accounting under SFAS No. 133 and are thereby considered non-hedging derivatives. Accordingly, the embedded derivative should be recorded at fair value in the balance sheet, with changes in such fair value each period recorded to results of operations, classified according to nature of the item to which the embedded derivative instrument is related.

As discussed in Note 3.a to the Mexican GAAP financial statements, the Company early adopted the provisions of Mexican GAAP Bulletin C-10 and thus recognized the fair value of embedded derivative instruments during the year ended December 31, 2004. The early adoption was recorded as an asset during 2004, with the related charge as a cumulative effect of change in accounting principle (net of income tax and employee statutory profit sharing). Additionally, a gain to net comprehensive financing income for the year ended December 31, 2004 was recognized for the difference between the cumulative adjustment recorded at January 1, 2004 and the fair value of the embedded derivatives at December 31, 2004.

Although the Company adopted C-10 for Mexican GAAP purposes, a difference still arises between the accepted valuation methodologies of the embedded derivatives under U.S. GAAP and Mexican GAAP. The accepted valuation methodology under U.S. GAAP requires that at the inception of the contract, such embedded derivatives be “at-the-market” and thus, have a fair value being equal to zero. At each subsequent reporting date, the embedded derivatives are marked-to-market based on the difference between the forward curve rates on the monthly payments at the reporting date versus the forward curve rates on the monthly payments at the date of inception of the lease contract. Under Mexican GAAP, the embedded derivatives are valued from inception of the contract and at each reporting date based on the forward curve rates on the monthly payments at the reporting date versus the spot rate at the reporting date, applied to the future rentals receivable. This method effectively recognizes the present value of the changes in the exchange rates on the future rentals receivable.

Accordingly, the following adjustments are included in the reconciliation to U.S. GAAP:

•	For the years ended December 31, 2004, the Company reversed the cumulative effect of change in accounting principle recorded for Mexican GAAP purposes.

•	Under Mexican GAAP, an embedded derivative asset is generated compared to an embedded derivative liability under U.S. GAAP, based on the differences in the valuation methodologies. Accordingly, as of and for the years ended December 31, 2005 and 2004, the Company recorded the difference between the value of the embedded derivatives in the balance sheets under U.S. GAAP and Mexican GAAP as well as the difference between related change in the fair value of the embedded derivatives in the statements of income. For the year ended December 31, 2003, the Company recorded the embedded derivative under U.S. GAAP. There was no recognition of embedded derivatives in the Mexican GAAP financial statements for the year ended December 31, 2003.

•	Lastly, the change in the fair value of the embedded derivatives under U.S. GAAP is classified as revenues, based on the nature of the item to which the embedded derivative instrument is related, while under Mexican GAAP, such amount is included in net comprehensive financing income (expense).

A reconciliation of the adjustments made to net income for the recognition of the fair value of embedded derivatives is as follows:

	For the years ended December 31,
	2005	2004	2003
Amount recorded to net income under Mexican GAAP	$(20,291)	$36,357	$—

Reversal of cumulative effect of change in accounting principle	—	(37,540)	—
Effect for change in fair value of embedded derivatives	(8,868)	(2,823)	(10,333)

Total U.S. GAAP adjustments to net income	(8,868)	(40,363)	(10,333)

Amount recorded to net income under U.S. GAAP	$(29,159)	$(4,006)	$(10,333)

(v) Preoperating costs

In 2002, the Company established a new subsidiary, Pacífico Cargo, S.A. de C.V. (Pacífico Cargo), which will provide cargo and storage services at certain courier and freight companies at Guadalajara airport. Accordingly, the subsidiary has incurred various costs, including salaries, feasibility and marketing studies, insurance and various legal costs related to the opening the facility as well as internally developed intangible assets inherent in establishing and continuing the operations of the subsidiary. As of December 31, 2005, Pacífico Cargo is still in its preoperating period.

The preoperating expenses related to this subsidiary have been capitalized for Mexican GAAP purposes, in accordance with Bulletin C-8, Intangibles, which permits the capitalization of certain project development costs that fulfill the criteria established for recognition as assets. The capitalized costs will be amortized when the subsidiary starts operations and begins to generate revenue.

As these costs are one-time activities related to the opening of the subsidiary, for purposes of U.S. GAAP, they are considered to be start-up costs, which are expensed in accordance with Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Additionally, SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires that any internally developed intangible assets inherent to the continuity of a business enterprise be recognized as an expense when incurred. Accordingly, for purposes of U.S. GAAP, these costs have been charged directly to results.

(vi) Legal gain contingency

As described in Note 14 to the consolidated Mexican GAAP financial statements, in May 2005 the Company paid a fine to the SCHP for $11,446 related to its request for refund on the taxes paid on dividends. Based on the advice of its legal counsel, the Company determined that such fine had no legal basis and as such, in the Mexican GAAP financial statements, recorded the amount paid as a recoverable asset.

Under U.S. GAAP, such fine is considered a gain contingency. As realization of this amount is not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP is prohibited. Accordingly, the amount was included in other expenses for the year ended December 31, 2005.

(vii) Recoverable income taxes

As discussed in Note 14 to the consolidated Mexican GAAP financial statements, in 2002 the Company paid dividends, which generated $86,989 of income tax that was paid by the Company in 2002. As of December 31, 2002, the Company recorded a deferred tax asset for the income taxes paid, as the amount can be used to offset future income tax payable.

Additionally, based on the advice of its legal counsel, the Company was also entitled to a refund of such amount, which, under Mexican GAAP, was recorded as a recoverable income tax asset with a corresponding credit to income tax expense for the year ended December 31, 2002.

Under U.S. GAAP, the recoverable income tax asset is considered a gain contingency. As realization is not assured beyond a reasonable doubt, recognition as an asset under U.S. GAAP is prohibited. Accordingly, for the year ended December 31, 2002, the recognition of the deferred tax asset of $86,989 is eliminated, resulting in a reconciling item in the reconciliation of stockholders’ equity as of December 31, 2005 and 2004.

As additionally mentioned in Note 14, in November 2005, the Aguascalientes airport recovered $4,826 (historical pesos) related to this recoverable income tax. Accordingly, this amount is included as other income in the U.S. GAAP reconciliation for the year ended December 31, 2005.

(viii) Deferred income taxes

Under Mexican GAAP, the Company recognizes income taxes based on Bulletin D-4, Accounting for Income Taxes, Asset Taxes and Employee Statutory Profit Sharing, which requires the application of a methodology similar to SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

The deferred tax adjustments required to reconcile net income and stockholders’ equity under Mexican GAAP to U.S. GAAP as of and for the years ended December 31, 2005, 2004 and 2003 result from the differences in accounting for the cost of airport concessions, amortization of the rights to use airport facilities, recognition of the fair value of embedded derivative instruments and the effect of preoperating costs, as explained in previous paragraphs.

For U.S. GAAP purposes, there is no accounting basis for the airport concessions. However, a tax basis exists for Mexican statutory tax purposes, which results in an increase to the long-term deferred tax asset related to concessions. Additionally, because of the difference in the amortization rates of land for purposes of U.S. GAAP and Mexican GAAP, a different book basis exists under each set of accounting principles, thereby decreasing the long-term deferred tax asset recorded for Mexican GAAP purposes. The net effect was an increase to the deferred tax asset of $4,843,230 and $4,956,097 as of December 31, 2005 and 2004, respectively, and a related charge to net income of $112,867, $807,917 and $113,681 for the years ended December 31, 2005, 2004 and 2003, respectively.

As there is no tax basis for embedded derivatives for Mexican statutory purposes, a deferred tax effect is generated based on the accounting value of the embedded derivative. Due to the difference in the valuation methodologies, an embedded derivative asset is generated under Mexican GAAP compared to a liability under U.S. GAAP.

Accordingly, the U.S. GAAP reconciliation includes an amount to adjust the deferred tax asset under Mexican GAAP to a deferred tax liability that results for U.S. GAAP purposes.

Under both Mexican GAAP and U.S. GAAP, the change in the deferred tax asset resulting from the effects of accounting for inflation is recorded as a component of income tax expense.

A reconciliation of the net deferred income tax asset from Mexican GAAP to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 are as follows:

	2005	2004
Reconciliation of deferred income tax asset:

Net deferred income tax asset under Mexican GAAP	$702,033	$668,557
Effect of cost of airport concessions	4,797,564	4,917,579
Effect of amortization of assets under capital lease (“rights to use airport facilities” under Mexican GAAP)	45,666	38,518
Effect of embedded derivatives	15,480	12,993
Effect of preoperating costs	5,403	4,017

Total U.S. GAAP adjustments to net deferred income tax asset	4,864,113	4,973,107

Net deferred income tax asset under U.S. GAAP	$5,566,146	$5,641,664

Composition of net deferred income tax asset:

Current assets (liabilities):
Airport concessions	$126,514	$132,199
Embedded derivative instruments	259	96

Total current assets – net	$126,773	$132,295

Non-current assets (liabilities):
Airport concessions and assets under capital lease (“rights to use airport facilities” under Mexican GAAP)	$5,109,982	$5,310,022
Embedded derivative instruments	10,722	2,717
Tax loss carryforwards	104,898	14,343
Recoverable tax on assets	733,954	586,802
Trade accounts receivable	9,526	9,648
Preoperating costs	5,403	4,017
Valuation allowance for recoverable IMPAC paid	(489,805)	(403,837)
Valuation allowance for tax loss carryforwards	(45,307)	(14,343)

Total non-current assets – net	$5,439,373	$5,509,369

Total net deferred income tax asset	$5,566,146	$5,641,664

A reconciliation of the Mexican statutory tax rate to the Company’s effective tax rate under U.S. GAAP is as follows:

	For the years ended December 31,
	2005	2004	2003
Statutory rate	30%	33%	34%
Effect of permanent differences	(1)%	1%	(1)%
Effects of inflation	1%	2%	—
Effects of ASA services	—	—	2%
Effect of change in statutory rate on deferred income taxes	—	64%	—
Change in valuation allowance	9%	10%	14%

Effective rate	39%	110%	49%

As set forth in the table above, the primary reason for the decrease in the effective rate from 110% in 2004 to 39% in 2005 is the effect of change in statutory rate, as mandated by the Mexican tax authority in December 2004.

(ix) Statutory employee profit sharing

Under Mexican GAAP, statutory employee profit sharing expense is reported along with the Company’s income tax expense. Additionally, deferred statutory employee profit sharing is only recognized when it can be reasonably assumed a liability or benefit will be generated and that circumstances will not change in such a way that the liability will not be paid.

Under U.S. GAAP, statutory employee profit sharing is recorded as a component of operating costs. Accordingly, this difference, which does not affect net income (loss) for U.S. GAAP purposes, would decrease income tax expense and increase operating costs by $669, $771 and $545 for the years ended December 31, 2005, 2004 and 2003, respectively.

Additionally, U.S. GAAP requires that deferred statutory employee profit sharing be calculated using a balance sheet methodology, similar to that of SFAS No. 109, the resulting liability determined as the difference between the assets and liabilities in the consolidated financial statements and the assets and liabilities determined in accordance with the Mexican law related to employee profit sharing. The Company has not recorded a liability related to deferred statutory employee profit sharing as the amount is not considered significant.

(x) Severance benefits

Under Mexican GAAP, as mentioned in Notes 3.a and 10, effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, which require the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, Employers’ Accounting for Postemployment Benefits, which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified nor was it considered to be a material amount, given the low seniority of the Company’s employees.

Beginning in 2005, the Company applies the same considerations as required by Mexican GAAP to recognize the severance indemnity liability for U.S. GAAP purposes. However, the Company believes an obligation should have been recorded since the effective date of SFAS No. 112. The cumulative effect of the severance obligation related to vested services has been recorded as a transition obligation in the 2005 consolidated balance sheet, since the effect is not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements for any of the years presented, taken as a whole.

Additional disclosure requirements

(a) Cash and cash equivalents: The Company has invested in bonds and other marketable securities which have original maturities greater than 90 days, but which are bought and held with the intent to sell in the near term. Under Mexican GAAP, temporary investments and marketable securities expected to be held less than one year are considered to be cash equivalents in the consolidated Mexican GAAP financial statements.

Under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115), temporary investments and marketable securities with original maturities greater than 90 days are considered to be investments classified as either held-to-maturity, available-for-sale or trading, included in current or long-term assets as appropriate. As the securities held by the Company are purchased principally for the purpose of selling them in the near term, they are classified as trading securities in accordance with SFAS No. 115 and are included in current assets. Accordingly, investments of $116,007 and $250,145 are classified as other current assets, separate from cash and cash equivalents, in the U.S. GAAP condensed balance sheet and in the cash flow statement, at December 31, 2005 and 2004, respectively.

(b) Fair value of financial instruments: SFAS No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, marketable securities (reclassified to other current assets for purposes of U.S. GAAP), accounts receivable, accounts payable and embedded derivative instruments.

The estimated fair value amounts as discussed below have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value. Accordingly, the estimates discussed herein and presented within the financial statements are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable and accounts payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate.

The Company’s short-term investments (as reclassified to other current assets under U.S. GAAP) consist of bonds. The fair value of these instruments was determined using quoted market prices.

The fair value of the Company’s embedded derivative instruments was determined based on the mark-to-market value.

(c) Comprehensive income: SFAS No. 130, Reporting Comprehensive Income, requires companies to report, in addition to net income, all other changes in their equity during a period resulting from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except those from investments by owners and distributions to owners. As the Company did not generate changes in equity from nonowner sources, the Company’s comprehensive income for the years ended December 31, 2005, 2004 and 2003 includes solely the net income of those respective periods.

(d) Earnings per share according to U.S. GAAP: In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock option as well as the forfeitable five percent of AMP’s shares held in the trust. All weighted average number of common shares outstanding and potential common shares include the effects of the one for 28.55583444 reverse stock split (see Note 23.c).

Diluted earnings per share for the years ended December 31, 2005 and 2003 include 4,207,500 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved.

The option to purchase 5,610,000, 16,830,000 and 22,440,000 shares of common stock as of December 31, 2005, 2004 and 2003, respectively, at a price of U.S.$3.898, U.S.$3.873 and U.S.$3.728, respectively, were not included in the computation of diluted EPS for the years ended December 31, 2005, 2004 and 2003 because the effect of such option would be anti-dilutive. Additionally, forfeitable shares of 4,207,500, considered to be contingently issuable shares under SFAS No. 128 were also not included in the computation of diluted EPS for the year ended December 31, 2004, as the effect of these contingently issuable shares would be anti-dilutive, due to the net loss incurred by the Company for this year.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2005	2004	2003
Numerator
Net income (loss) under U.S. GAAP	$888,596	$(119,730)	$530,274

Denominator (share amounts)
Weighted average number of common shares outstanding	556,792,500	556,792,500	556,792,500
Dilutive effects of stock option	—	—	—
Dilutive effects of forfeitable shares	4,207,500	—	4,207,500

Total potential dilutive shares	561,000,000	556,792,500	561,000,000

Basic earnings per share	$1.5959	$(0.2150)	$0.9524

Diluted earnings per share	$1.5840	$(0.2150)	$0.9452

(e) Supplemental cash flow information: Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, Statement of Changes in Financial Position, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.

For U.S. GAAP purposes, the Company has provided a statement of cash flows in accordance with SFAS No. 95, Statement of Cash Flows, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately. Presented below are statements of cash flows of the Company in accordance with U.S. GAAP for the years ended December 31:

	2005	2004	2003
Operating activities:
Net income under U.S. GAAP	$888,596	$(119,730)	$530,274
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	243,182	231,149	204,958
Provision for seniority premiums	3,436	1,889	(1,587)
Deferred fees for technical assistance services	14,714	14,441	2,017
Embedded derivatives	29,159	4,006	10,333
Deferred income taxes	222,670	981,626	280,798
Changes in operating assets and liabilities:
Trade accounts receivable	(2,453)	62,100	(234,039)
Short-term marketable securities	128,543	(97,970)	(166,130)
Recoverable taxes and other current assets	(15,657)	26,660	11,633
Recoverable tax on assets	(169,312)	(183,414)	(222,289)
Recoverable income taxes	6,292	23,614	53,858
Government concession fees	2,118	3,250	5,092
Accounts payable and other	51,032	43,562	(75,653)
Due to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., related party	17,866	11,664	3,515
Income tax, asset tax and employee statutory profit sharing payable	(13,398)	37,784	(8,117)
Deposits received	4,051	14,406	3,405
Loss from monetary position	47,161	83,191	59,463

Net cash provided by operating activities	1,458,000	1,138,228	457,531

Cash flows used in investing activities:
Buildings improvements, machinery and equipment	(581,920)	(299,147)	(314,641)
Other acquired rights	—	(431,189)	—
Other assets	(542)	(1,931)	(9,148)

Net cash used in investing activities	(582,462)	(732,267)	(323,789)

Cash flows used in financing activities-
Dividend payments	(1,052,199)	(293,301)	(278,949)

Effects of inflation accounting	(18,387)	(34,347)	(29,670)

Increase (decrease) in cash and cash equivalents	(195,048)	78,313	(174,877)

Cash and cash equivalents at beginning of period	978,388	900,075	1,074,952

Cash and cash equivalents at end of period	$783,340	$978,388	$900,075

Supplemental cash disclosures:
Cash paid for income tax and asset tax	$487,113	$457,646	$443,116

(g) Valuation and qualifying accounts:

Description	Balance at beginning of year	Additions charged to costs and expenses	Inflation effects	Deductions	Balance at end of Year
Allowance for doubtful accounts
2005	$38,929	$2,497	$—	$4,672	$36,754
2004	15,503	25,915	755	3,244	38,929
2003	13,472	1,869	162	—	15,503

Recently issued accounting standards (U.S. GAAP)

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payments or SFAS No. 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. The Company does not expect the adoption of SFAS No. 123(R) will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF”) meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The Company applied the consensus in EITF 04-10 to its 2005 financial statements, which did not affect the presentation or aggregation of it’s operating segments.

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

23.	Subsequent events

a.	On January 25, 2006, the Company entered into a line of credit which provides for the issuance of letters of credit up to an aggregate amount of $300,000 with a financial institution in order to guarantee all amounts claimed by the municipal authorities at its airports that are referred to in Note 16.a. However, until the credit line expires in 2009, the Company’s airport subsidiaries are subject to certain financial covenants, including, among others, the requirement to (i) maintain a consolidated tangible net worth (defined as stockholders’ equity less intangible assets (including the Company’s concessions) and reserves for inflationary effects, in each case under Mexican GAAP) of at least $2,100,000, (ii) maintain a free and unencumbered cash reserve equal to the amount due on any outstanding letters of credit and (iii) earn consolidated annual EBITDA of at least $1,000,000. On February 9, 2006, an irrevocable standby letter of credit was issued by a financial institution of the Tijuana airport for $141,770. The standby letter of credit was granted to the bond institution that is issuing the bond to municipal authorities in Tijuana in response to the encumbrance described in Note 16.a.

b.	With regards to the judicial process that is pending resolution related to Remaconst as described in Note 16.e, on January 26, 2006 the Company obtained a favorable judgment in the appeal that was filed by Remaconst against the first judgment, which was also favorable to the Company.

c.	During an Extraordinary General Stockholders’ Meeting held on February 2, 2006, the stockholders approved the following:

(i)	the conversion of all outstanding variable common stock into fixed common stock so that as of such date, all outstanding common stock of the Company will be represented by fixed capital; and

(ii)	a 1-for-28.55583444 reverse stock split of the Company’s outstanding common stock, reducing the number of shares outstanding at such date from 16,019,823,119 shares to 561,000,000 shares. All share, per share and option data in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively restated to reflect the reduction in the number of shares outstanding resulting from the reverse stock split for all periods presented.

d.	On February 24, 2006, the Company made a public offering of Series B shares, under which the Mexican Government, which held 85% of the voting common stock of the Company sold its shares, both in the U.S. Stock Exchange market, via the New York Stock Exchange, and in Mexico, via the Mexican Stock Exchange. Consequently, as of such date, the Company became a public entity in both Mexico and the United States of America and is required to meet the various obligations and legal provisions applicable in each country for public entities.

e.	In an Ordinary General Stockholders’ Meeting held on April 20, 2006, the stockholders declared cash dividends in the amount of $724,450 historical pesos, which were paid on May 8, 2006.

* * * * * *

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our summary consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 22 to our audited financial statement provides 1) a summary of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business; 2) a reconciliation to U.S. GAAP of net income and stockholders’ equity; and 3) condensed financial statements under U.S. GAAP and additional U.S. GAAP disclosure information.

Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders’ equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited financial statements and all other financial information contained herein with respect to for the years ended December 31, 2005, 2004 and 2003 are accordingly presented in constant pesos with purchasing power as of December 31, 2005, unless otherwise noted.

	Year ended December 31, (1)
	2005		2004		2003
	(Thousands of Pesos)
Statement of income data:
Mexican GAAP:
Revenues:
Aeronautical services(3)		Ps. 2,112,899		Ps. 1,865,378		Ps. 1,685,527
Non-aeronautical services(4)		478,416		397,934		298,515
Total revenues		2,591,315		2,263,312		1,984,042
Operating costs:
Cost of services:(5)
Employee costs		285,775		275,823		266,316
Maintenance		121,877		104,762		97,699
Safety, security & insurance		85,114		86,839		78,929
Utilities		66,996		63,891		55,234
Other		90,987		98,888		82,084
Total cost of services		650,749		630,203		580,262
Technical assistance fees(6)		92,363		78,052		66,671
Government concession fees(7)		128,697		112,411		98,417
Depreciation and amortization:
Depreciation(8)		105,467		97,804		77,270
Amortization(9)		511,671		475,331		459,017
Total depreciation and amortization		617,138		573,135		536,287
Total operating costs		1,488,947		1,393,801		1,281,637
Income from operations		1,102,368		869,511		702,405
Net comprehensive financing income (expense)		11,564		(14,744)		24,091
Other expenses		(814)		(2,451)		(10)
Income before income taxes, employee statutory profit sharing and cumulative effect of change in accounting principle		1,113,118		852,316		726,486
Income tax and employee statutory profit sharing expense		(454,306)		(477,242)		(404,821)
Cumulative effect of change in accounting principle(10)		0		25,153		0
Consolidated net income		658,812		400,227		321,665
Basic and diluted earnings per share before cumulative effect of change in accounting principle		Ps. 1.1744		Ps. 0.6686		Ps. 0.5734
Basic and diluted earnings per share generated by cumulative effect of change in accounting principle		Ps. 0.0000		Ps. 0.0448		Ps. 0.0000
Basic and diluted earnings per share(11)		Ps. 1.1744		Ps. 0.7134		Ps. 0.5734
Basic and diluted earnings per ADS(11)		Ps. 11.7440		Ps. 7.1340		Ps. 5.7340
Dividends per share(2) (12)	U.S.$	0.1765	U.S.$	0.0492	U.S.$	0.0468
Dividends per ADS(2) (12)	U.S.$	1.7650	U.S.$	0.4920	U.S.$	0.4680

U.S. GAAP:
Revenues		Ps. 2,562,156		Ps. 2,259,306		Ps. 1,973,709
Income from operations		1,426,806		1,177,972		1,020,839
Consolidated net income (loss)		888,596		(119,730)		530,274
Basic earnings (loss) per share(11)		1.5959		(0.2150)		0.9524
Diluted earnings (loss) per share(13)		1.5840		(0.2150)		0.9452
Basic earnings (loss) per ADS(11)		15.9590		(2.1500)		9.5240
Diluted earnings (loss) per ADS(13)		15.8400		(2.1500)		9.4520

Other operating data:
Total terminal passengers (thousands of passengers)(14)		19,135		17,516		16,444
Total air traffic movements (thousands of movements)		415		390		382
Total revenues per terminal passenger(15)		Ps. 135		Ps. 129		Ps. 121

Other data:
EBITDA:
Consolidated net income under Mexican GAAP		Ps. 658,812		Ps. 400,227		Ps. 321,665
Minus:
Net comprehensive financing income (expense)		11,564		(14,744)		24,091
Plus:
Income tax and employee statutory profit sharing expense		454,306		477,242		404,821
Depreciation and amortization		617,138		573,135		536,287
EBITDA(16)		Ps. 1,718,692		Ps. 1,465,348		Ps. 1,238,682

	Year ended December 31, (1)
	2005	2004	2003
	(Thousands of Pesos)
Balance sheet data:
Mexican GAAP:
Cash and temporary investments:	Ps. 899,347	Ps. 1,228,533
Total current assets	1,280,532	1,604,116
Airport concessions, net	17,119,881	17,519,566
Rights to use airport facilities, net	2,393,011	2,485,621
Total assets	24,345,496	24,668,168
Current liabilities	232,636	192,032
Total liabilities	284,640	213,925
Total stockholders’ equity(17)	24,060,856	24,454,243
U.S. GAAP:
Cash and cash equivalents	783,340	978,388
Total current assets	1,407,229	1,736,274
Assets under capital lease (“Rights to use airport facilities” under Mexican GAAP)	2,230,055	2,348,395
Total assets	11,803,984	11,846,829
Current liabilities	239,732	192,373
Total liabilities	329,996	223,952
Total stockholders’ equity(17)	11,473,988	11,622,877

Other data:
Mexican GAAP:
Net resources provided by operating activities	1,310,451	1,205,638	590,551
Net resources used in financing activities	(1,052,199)	(293,301)	(278,949)
Net resources used in investing activities	(587,438)	(746,571)	(323,789)
Increase (decrease) in cash and temporary investments	(329,186)	165,766	(12,187)
U.S. GAAP:(18)
Net cash provided by operating activities	1,458,000	1,138,228	457,531
Net cash used in investing activities	(582,462)	(732,267)	(323,789)
Net cash used in financing activities	(1,052,199)	(293,301)	(278,949)
Effect of inflation accounting	(18,387)	(34,347)	(29,670)
Increase (decrease) in cash and cash equivalents	(195,048)	78,313	(174,877)

(1)	All amounts are expressed in thousands of constant pesos with purchasing power as of December 31, 2005, except as otherwise noted. Per share peso amounts are expressed in pesos (not thousands of pesos).
(2)	Translated into dollars at the rate of Ps.10.6275 per U.S. dollar, the U.S. Federal Reserve noon buying rate for Mexican pesos at December 30, 2005. Per share dollar amounts are expressed in dollars (not thousands of dollars).
(3)	Revenues from aeronautical services principally consist of a fee for each departing passenger, aircraft landing fees based on the aircraft’s weight and arrival time, an aircraft parking fee, a fee for the transfer of passengers from the aircraft to the terminal building and a security charge for each departing passenger, and other sources of revenues subject to regulation under our maximum rates.
(4)	Revenues from non-aeronautical services consist of sources of revenues not subject to regulation under our maximum rates, and consist of revenues from car parking charges, leasing of commercial space to tenants, advertising, taxis and other ground transportation providers and other miscellaneous sources of revenues. Pursuant to our concessions and to the Airport Law and the regulations thereunder, parking services are currently excluded from regulated services under our maximum rates, although the Ministry of Communications and Transportation could decide to regulate such rates.
(5)	Cost of services represents the expenses related to employees, facilities maintenance and other expenses incurred handling the airports.
(6)	Beginning January 1, 2000, we began paying AMP a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of its Series BB shares. This fee is described in our prospectus dated February 23, 2006, which can be accessed online at http://www.sec.gov.
(7)	Beginning November 1, 1998, each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law for the use of public domain assets pursuant to the terms of its concession. The concession fee is currently 5% of each concession holder’s gross annual revenues.
(8)	Reflects depreciation of fixed assets.
(9)	Reflects amortization of concessions, rights to use airport facilities, recovered long-term leases and parking lots.
(10)	Represents the gain that resulted from the application of Mexican GAAP Bulletin C-10 governing derivative financial instruments and other hedging operations. See Note 3.a to our audited financial statements.
(11)	Based on the ratio of 10 Series B shares per ADS. For Mexican GAAP purposes, based on 561,000,000 weighted average common shares outstanding in each period. For U.S. GAAP purposes, based on 556,792,500 weighted average common shares outstanding in each period.
(12)	Peso amounts were Ps. 0.4972 per share in 2003, Ps. 0.5228 per share in 2004 and Ps. 1.8756 per share in 2005 and Ps. 4.9720 per ADS in 2003, Ps. 5.2280 per ADS in 2004 and Ps. 18.7560 per ADS in 2005.
(13)	Based on the ratio of 10 Series B shares per ADS. Based on 561,000,000 weighted average common shares and common share equivalents outstanding for the year ended December 31, 2003 and 2005. And 556,792,500 weighted average common shares and common share equivalents outstanding for the year ended December 31, 2004.
(14)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(15)	Total revenues for the period divided by terminal passengers for the period. Expressed in pesos (not thousands of pesos)
(16)	EBITDA represents net income minus net comprehensive financing income plus income taxes, asset tax, employee statutory profit sharing and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. In making such comparisons, however, you should bear in mind that EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies. EBITDA as presented in this table is not equivalent to our operating income (prior to deducting depreciation and amortization and the technical assistance fee), which is used as the basis for calculation of the technical assistance fee we pay to AMP.
(17)	Total stockholders’ equity under Mexican GAAP reflects the value assigned to our concessions. Under U.S. GAAP, no value has been assigned to our concessions.
(18)	U.S. GAAP cash flow data is expressed in nominal Mexican pesos.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA
Rodrigo Guzman Perera
Chief Financial Officer

Date: June 29, 2006